EXHIBIT 10.1
EXECUTION COPY
STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of August 7, 2006 by and among Century Theatres, Inc., a California corporation (the “Company”), Century Theatres Holdings, LLC, a California limited liability company (“CTH LLC”), Syufy Enterprises, LP, a California limited partnership (“Shareholder”), Cinemark USA, Inc., a Texas corporation (“Purchaser”) and Cinemark Holdings, Inc., a Delaware corporation (“Holdings”).
RECITALS
     WHEREAS, as of the date of this Agreement, CTH LLC owns all of the issued and outstanding shares of capital stock of the Company (the “Shares”) and Shareholder owns all of the limited liability company interests of CTH LLC;
     WHEREAS, in accordance with the terms of this Agreement and prior to the Closing, CTH LLC will distribute all of the Shares to Shareholder and will then dissolve, and immediately after such distribution and dissolution, as a result thereof, Shareholder will own all of the Shares;
     WHEREAS, at the Closing, except for the Rollover Shares, Shareholder desires to sell to Purchaser, and Purchaser desires to purchase from Shareholder, the Shares, upon the terms and subject to the conditions set forth in this Agreement (the “Share Purchase”); and
     WHEREAS, in connection with the Share Purchase, Shareholder will contribute the Rollover Shares to Holdings in exchange for shares of Holdings Stock as contemplated in Section 2.1(b) (the “Rollover”).
     NOW, THEREFORE, in consideration of the premises and the mutual terms, conditions and agreements set forth herein, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Defined Terms. The following terms, as used herein, shall have the following meanings:
     “Action” shall mean any litigation, suit or binding arbitration by or before any Governmental Authority, including any civil, criminal or administrative claim, demand, proceeding, binding arbitration, hearing or, to the Knowledge of the Company, investigation.
     “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by agreement or otherwise.

     “Affiliated Group” shall mean an affiliated group as defined in Code §1504 (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).
     “Agreement Date Salary Schedule” shall mean a schedule of the base salaries in effect as of the date hereof with respect to any Eligible Employee as of the date hereof.
     “AIP Employee” shall mean an employee of the Company or any of its Subsidiaries eligible to receive an annual cash incentive payment pursuant to the Annual Incentive Plan.
     “Alternative Transaction” shall mean any (i) reorganization, dissolution, liquidation, refinancing or recapitalization of or involving CTH LLC, the Company or any of its Subsidiaries, (ii) merger, consolidation, share exchange or acquisition of or involving CTH LLC, the Company or any of its Subsidiaries, (iii) sale of any material amount of assets of CTH LLC, the Company or any of its Subsidiaries, (iv) sale or issuance of capital stock or other equity interests of CTH LLC, the Company or any of its Subsidiaries, (v) similar transaction or business combination involving CTH LLC, the Company or any of its Subsidiaries or their respective businesses or capital stock (or other equity interests) or assets or (vi) other transaction the consummation of which would prevent, impede or delay the consummation of the Contemplated Transactions; provided that the CTH LLC Transactions shall be deemed not to be an Alternative Transaction.
     “Annual Incentive Plan” shall mean the Century Theatres Annual Incentive Plan Fiscal Year 2006.
     “Audit Calculation Method” shall have the meaning set forth on Section 6.17 of the Company Disclosure Schedule.
     “Aurora Lease” shall mean the Lease Agreement, dated as of August 20, 1997, between Corporate Property Investors and Century Theatres, Inc.
     “Backstop Senior Credit Facilities” shall have the meaning set forth in the Company Debt Financing Commitment Letter.
     “Broker” shall mean any broker, agent, investment banker, financial advisor or consultant providing services to any Person.
     “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in San Francisco, California.
     “Change of Control Payments” shall mean (i) the aggregate amount of payments due or to become due (whether or not automatically or upon the occurrence of the Closing) to any employee of the Company or its Subsidiaries in connection with the consummation of the Contemplated Transactions pursuant to this Agreement or any Contract, plan, understanding or arrangement to which the Company or any of its Subsidiaries is a party or sponsor (including the LTIP), excluding any amounts deducted from such payments from withholdings or taxes under subsections (ii) or (iii), plus (ii) any withholding Taxes with respect to such amounts, plus (iii)

any social security, medicare, unemployment or other payroll taxes payable by the Company or its Subsidiaries with respect to such amounts.
     “Closing Date” shall mean the date of the Closing.
     “Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations thereunder.
     “Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.
     “Company Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development that is, or is reasonably expected to be, materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole. Notwithstanding the foregoing, none of the following changes, effects, events, occurrences, states of facts or developments shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect would reasonably be expected to occur: changes, effects, events, occurrences, states of facts or developments (a) relating to or resulting from economic conditions in general in the United States or the global economy or capital or financial markets generally, (b) relating to or resulting from changes in any Law, (c) relating to any change in the accounting requirements applicable to the Company or its Subsidiaries, (d) relating to or resulting from changes generally in the industry or markets in which the Company and its Subsidiaries operate unless such changes disproportionately impact the Company and its Subsidiaries or the Company’s Business relative to other companies in the Company’s and its Subsidiaries’ industry, (e) resulting from general increases in the costs of construction in any market or markets in which the Company conducts business, including the construction of Pipeline Theaters, (f) resulting from the execution or announcement of this Agreement or the pendency of the Contemplated Transactions, including any loss of employees, but specifically excluding any Event of Default (as defined under the Credit Agreement) resulting from the execution of this Agreement and any actions taken by the lenders under the Credit Agreement as a result thereof, (g) resulting from the Company’s compliance with the covenants set forth in Article VI, including the Company’s taking of any action or determination to take any action pursuant to any directive of Purchaser under Article VI, and (h) except for the termination or expiration of the waiting period under the HSR Act, resulting from the failure to obtain any third party consents or approvals.
     “Company’s Business” shall mean the business conducted by the Company and its Subsidiaries, taken as a whole.
     “Company Disclosure Schedule” shall mean the Company Disclosure Schedule attached hereto as Schedule A.
     “Company Proprietary Software” shall mean all computer software, not licensed to the Company by a Person pursuant to a written license agreement set forth on Section 3.12(xv) of the Company Disclosure Schedule, the unavailability of which would reasonably be expected to result in a Company Material Adverse Effect, including, without limitation, ACTS2, Century Purchase Request, the Theatre Suite Application Time Clock, and the Theatre Film Web Scheduler.
     “Confidentiality Agreement” shall mean the Confidentiality Agreement dated April 6, 2005, between Purchaser and Shareholder.
     “Construction Purchase Orders” shall mean purchase orders or Contracts entered into for the design, construction, inspection or equipping of any theatre (including Pipeline Theaters) owned or operated by the Company or to be constructed by the Company; but shall not include Pipeline Construction Agreements or Pipeline Architectural Agreements.
     “Contemplated Transactions” shall mean the Share Purchase, the Rollover and the other transactions expressly required to be performed by this Agreement.
     “Contract” shall mean with respect to any Person, any written or, to the Knowledge of such Person, oral contract, lease, license or other agreement that is legally binding on such Person or to which such Person is a party.
     “Contribution and Exchange Agreement” shall mean the Stock Contribution and Exchange Agreement, dated as of the date hereof, by and between Holdings, Cinemark, Inc., a Delaware corporation, CTH LLC, and Shareholder, in the form attached hereto as Exhibit A.
     “Continuing Employees” shall mean any Person who was employed by the Company or its Subsidiaries immediately prior to the Closing and who remains employed by the Company or its Subsidiaries after the Closing or who becomes employed by the Purchaser or its Subsidiaries after the Closing Date.
     “Credit Agreement” shall mean that certain Credit Agreement, dated March 1, 2006, by and between Century California Subsidiary, Inc., Morgan Stanley & Co. Incorporated and the other parties thereto.
     “CTH LLC Transactions” shall mean, collectively, (i) the distribution by CTH LLC to Shareholder of all the Shares and (ii) the dissolution of and liquidation of CTH LLC.
     “Default” shall have the meaning set forth in the Company Debt Financing Commitment Letter.
     “Eligible Employee” shall mean any employee of the Company or any of its Subsidiaries eligible to receive a payment or benefit under the Severance Plan to be approved and adopted by the Company pursuant to Section 6.17(a); provided that no LTIP Employee shall also be an Eligible Employee.
     “Environmental Laws” shall mean all Governmental Orders and Laws enacted or otherwise created by any Governmental Authority and all common law that govern, regulate or otherwise affect the environment or the release, use, generation, handling, treatment, storage, transport, and disposal of Hazardous Materials, including, but not limited to, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the

Federal Comprehensive Environmental Response, Compensation and Liability Act as amended, the Federal Toxic Substances Control Act and their state counterparts.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “event of default” when referred to as arising under any agreement shall have the meaning given that term in such agreement.
     “Event of Default” shall have the meaning set forth in the Company Debt Financing Commitment Letter.
     “Existing Administrative Agent” shall have the meaning set forth in the Company Debt Financing Commitment Letter.
     “Fandango” shall mean Fandango, Inc., a Delaware corporation.
     “Fandango Shares” shall mean all shares of common stock of Fandango owned by the Company as of the opening of business on the Closing Date.
     “Fee Properties” shall mean all of the Real Property owned by the Company or its Subsidiaries in fee simple and which are listed in Section 3.13(a) of the Company Disclosure Schedule, including the land, all buildings, structures, improvements and fixtures located thereon, and all easements and appurtenances thereto or any interest therein.
     “Film Master License Agreements” shall mean any and all agreements pursuant to which the Company licenses films for theatrical exhibition.
     “Furnishings” shall mean office furnishings, including furniture, accessories, books and computers.
     “GAAP” shall mean United States generally accepted accounting principles and practices as applied in the preparation of the Latest Audited Balance Sheet.
     “Governing Document” shall mean any charter, articles, bylaws, certificate, operating agreement, partnership agreement, limited liability company agreement, regulations or similar document adopted, filed or registered in connection with the creation, formation, organization or governance of an entity.
     “Governmental Authority” shall mean any United States federal, state or local, or any foreign governmental, regulatory, legislative, administrative, policing or taxing authority, agency or commission or any court, tribunal, or judicial or arbitral body of any of the foregoing.
     “Governmental Authorization” shall mean any consent, license, permit, approval, or registration issued or granted by any Governmental Authority or pursuant to any Law; provided that, any consent that may be required by a Governmental Authority as a party to an agreement acting in such Governmental Authority’s proprietary capacity rather than its regulatory capacity shall be deemed not to be a Governmental Authorization.

     “Governmental Order” shall mean any order, writ, judgment, injunction, decree, written notice, stipulation, determination or award of any kind or nature entered by or with any Governmental Authority.
     “Hazardous Materials” shall mean the existence in any form of polychlorinated biphenyls, asbestos or asbestos containing materials, urea formaldehyde foam insulation, oil, gasoline, petroleum, petroleum products and petroleum-derived substances (other than in vehicles or machinery operated in the ordinary course of business), pesticides and herbicides, and any other chemical, waste, material or substance as to which standards of conduct or liability may be imposed under any Environmental Laws.
     “Holdings Registration Agreement” shall mean that certain Registration Agreement, dated as of the date hereof, by and between Holdings, Shareholder, CTH LLC, Madison Dearborn Capital Partners IV, L.P., and the other shareholders of Holdings party thereto.
     “Holdings Stock” shall mean that certain Class A Common Stock of Holdings having the rights set forth in that certain Certificate of Incorporation of Holdings, as in effect immediately prior to the Closing.
     “Holdings Stockholders Agreement” shall mean that certain Stockholders Agreement, dated as of the date hereof, by and between Holdings, Shareholder, CTH LLC, Madison Dearborn Capital Partners IV, L.P., and the other shareholders of Holdings party thereto.
     “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Income Tax” means any federal, state, local, or foreign Tax imposed on or measured by gross or net income, including any interest, penalty or addition thereto.
     “Income Tax Return” means any Tax Return relating to Income Taxes, including any schedule or attachment thereto and any amendment thereof.
     “Indebtedness” shall mean with respect to any Person: (A) indebtedness for borrowed money (including all obligations of the Company or its Subsidiaries with respect to the Credit Agreement); (B) indebtedness evidenced by notes, bonds, debentures or similar instruments; (C) all obligations of such Person as lessee under the leases that have been or should be, in accordance with GAAP, recorded as capital leases; (D) the deferred purchase price of property or services incurred outside the ordinary course of business; (E) conditional sale or other title retention agreements with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (F) reimbursement obligations, whether contingent or matured, with respect to letters of credit, bankers’ acceptances, surety bonds, other financial guarantees and interest rate protection agreements (without duplication of other indebtedness supported or guaranteed thereby); (G) all accrued and unpaid interest on any of the foregoing; and (H) all Indebtedness of others referred to in clauses (A) through (G) above guaranteed directly or indirectly in any manner by such Person.

     “Intellectual Property” shall mean all rights arising from or in respect of the following: (i) patents and patent applications; (ii) trademarks, service marks, trade names, corporate names, brand names, and Internet domain names; (iii) copyrights and copyrightable works; (iv) applications and registrations for any of the foregoing; (v) trade secrets, inventions, know-how and confidential information; and (vi) computer software (including but not limited to source code, executable code, data, databases and documentation); and (vii) all other intellectual property similar to the foregoing.
     “Knowledge” shall mean (a) with respect to Purchaser or Holdings, the actual knowledge (without independent inquiry) of the executive officers of Purchaser or Holdings, respectively and (b) with respect to the Company and its Subsidiaries, the actual knowledge (without independent inquiry) of the persons listed on Schedule C.
     “Law” shall mean any binding Federal, state, local, municipal or foreign constitution, treaty, statute, law, ordinance, regulation, rule, code or order.
     “Leased Non-Pipeline Properties” shall mean all leasehold or subleasehold estates and other rights of the Company or its Subsidiaries, to use or occupy the Real Property listed in Section 3.13(a) of the Company Disclosure Schedule.
     “Leased Pipeline Properties” shall mean all leasehold or subleasehold estates and other rights of the Company or its Subsidiaries, to use or occupy the Real Property listed in Section 3.13(a) of the Company Disclosure Schedule.
     “Leased Properties” shall mean the Leased Non-Pipeline Properties and the Leased Pipeline Properties.
     “License Agreement” shall mean the license agreement attached as Exhibit E hereto between the Company and Shareholder.
     “Liens” shall mean all pledges, liens, mortgages, security interests, or encumbrances.
     “Loan Documents” shall have the meaning set forth in the Credit Agreement.
     “LTIP” shall mean, collectively, (i) the Century Theatres, Inc. Long Term Incentive Plan for General Participants—Plan 04-05-06 et seq., as amended, (ii) the Century Theatres, Inc. Long Term Incentive Plan for Executive Participants—Plan 04-05-06 et seq., as amended and (iii) the Century Theatres, Inc. Long Term Incentive Plan for Senior Participants—Plan 04-05-06 et seq., as amended.
     “LTIP Employee” shall mean any employee of the Company or any of its Subsidiaries eligible to receive a payment or benefit under the LTIP.
     “LTIP Payment” shall mean, with respect to an LTIP Employee, the amount set forth across from such LTIP Employee’s name on Section 3.17(f) of the Company Disclosure Schedule.

     “Non-Competition and Non-Disclosure Agreement” shall mean the non-competition and non-disclosure agreement by and between the Non-Competition Parties and the Company, a copy of which is attached as Exhibit B hereto.
     “Non-Competition Parties” shall mean the Shareholder, Raymond W. Syufy and Joseph Syufy.
     “Non-Income Tax” means any Tax that is not an Income Tax, including any interest, penalty or addition thereto.
     “Non-Income Tax Return” means any Tax Return relating to Non-Income Taxes, including any schedule or attachment thereto and any amendment thereof.
     “Northgate Lease” shall mean the Lease Agreement, dated as of October 22, 1993, between Northgate Mall Associates and Vista Theatres, Inc., as amended.
     “Northglenn Lease” shall mean the Ground Lease, dated November 18, 2004, between The City of Northglenn, as landlord, and Century Theatres NG, LLC, as tenant, for the lease of certain property located at East Side of Grant Street at approximately 119th Avenue Northglenn, Colorado.
     “ordinary course of business” shall mean the ordinary course of business of the Company or its Subsidiaries, as applicable, consistent with past practice, including all elements relating to the development and construction of the Pipeline Theaters.
     “Party” shall mean (a) prior to the Closing, Shareholder, CTH LLC, the Company and its Subsidiaries, collectively, on the one hand, and Purchaser and Holdings, on the other, and (b) after the Closing, Shareholder, on the one hand, and Purchaser, Holdings, the Company and its Subsidiaries, collectively, on the other.
     “Permitted Liens” shall mean (a) inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of the Company’s Business, (b) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, (c) easements, reservations, covenants, conditions, restrictions or other matters of (i) public record or disclosed in the Company’s existing title policies or in the Real Property Leases (including any annexes, attachments, schedules or exhibits thereto) or (ii) as would be disclosed on current title reports or surveys, (d) Liens for Taxes and general and special assessments not yet due and payable or, with respect to any property located in California, not yet delinquent, (e) rights of way and restrictions (including zoning and land use regulations) imposed by Law, (f) to the extent they are not, and would not reasonably be expected to be, material: unpatented mining claims; reservations or exceptions in patents or in acts authorizing the issuance thereof; water, mineral or gas rights, claims, or title to such, whether or not such matters are shown by the public records and (g) with respect to the Leased Properties, the terms and conditions of the applicable Real Property Leases made available to Purchaser.

     “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Per Share Purchase Price” shall be an amount equal to (i) the Purchase Price, divided by (ii) the aggregate number of Shares (including Rollover Shares).
     “Pipeline Architectural Agreements” shall mean the architectural agreements entered into by the Company for the completion of construction drawings for certain Pipeline Theaters. A list of the Pipeline Architectural Agreements is included in Section 3.13(c) of the Company Disclosure Schedule.
     “Pipeline Construction Agreements” shall mean the construction agreements and related change orders entered into by the Company for the construction of certain Pipeline Theaters. A list of the Pipeline Construction Agreements is included in Section 3.13(c) of the Company Disclosure Schedule.
     “Pipeline Theaters” shall mean theaters identified as such in Section 3.13(c) of the Company Disclosure Schedule.
     “Pre-Audit Calculation Method” shall have the meaning set forth on Section 6.17 of the Company Disclosure Schedule.
     “Pro-Rata Calculation Method” shall have the meaning set forth on Section 6.17 of the Company Disclosure Schedule.
     “Purchaser Disclosure Schedule” means the Purchaser Disclosure Schedule attached hereto as Schedule D.
     “Purchaser Expenses” shall mean all out-of-pocket expenses (including all filing fees, fees and expenses of counsel, accountants, investment bankers, financial advisors, lenders, experts, actuaries, consultants and other providers to a party or its Affiliates) incurred by Purchaser, Holdings or their respective Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement and the Contemplated Transactions.
     “Real Estate Broker” shall mean the brokers party to the real estate brokerage agreements set forth on Section 3.13(b) of the Company Disclosure Schedule.
     “Real Property Leases” shall mean the real estate leases and subleases or other similar agreements (each as amended) to which the Company or one of its Subsidiaries is a party and pursuant to which the Company or one of its Subsidiaries occupies and/or operates the Leased Properties for the conduct of the Company’s Business. For the avoidance of doubt, the Terminating Syufy Lease Amendments shall not be Real Property Leases. Furthermore, for the avoidance of doubt, the profits and losses participation agreement (the “Winchester Agreement”) relating to any of the properties located at 3161 Olsen Drive, 3162 Olin Avenue and 3164 Olsen Drive, each in San Jose, California, shall not be a Real Property Lease.

     “Representative” shall mean, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, legal counsel, accountant, investment banker, broker, lender or other representative of that Person.
     “Required Lenders” shall have the meaning set forth in the Credit Agreement.
     “Rollover Amount” shall mean an amount equal to One Hundred and Fifty Million Dollars ($150,000,000).
     “Rollover Shares” shall mean the number of Shares equal to the Rollover Amount divided by the Per Share Purchase Price.
     “Sams Town Lease” shall mean the Lease Agreement, dated as of July 15, 1999, between California Hotel and Casio and Century Theatres, Inc., as amended.
     “Securities Act” shall mean the Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case, as amended from time to time.
     “Seller Transaction Expenses” shall mean all out-of-pocket expenses (including all filing fees, costs, fees and expenses of counsel, accountants, investment bankers, financial advisors, lenders, experts, actuaries, consultants and other service providers to a party or its Affiliates) incurred by the Company, its Subsidiaries, CTH LLC or Shareholder, or on their behalf, in connection with, or related to, the authorization, preparation, negotiation, execution or performance of this Agreement and the Contemplated Transactions (whether paid or unpaid prior to the Closing). For the avoidance of doubt, any filing fee to be paid in connection with any HSR notification required in connection with the Contemplated Transactions, including the Rollover, shall not be a Seller Transaction Expense.
     “Seller Financing Expenses” shall mean (A) the payment or incurrence of Default Interest under the Credit Agreement and (B) all fees, payments, costs and expenses (including all costs, fees and expenses of counsel, accountants, investment bankers, financial advisors and lenders) incurred by the Company, its Subsidiaries, CTH LLC or Shareholder, or on their behalf, in connection with, or related to (i) the solicitation and receipt of consents or waivers from the Lenders under the Credit Agreement in connection with the entry into or consummation of the transactions contemplated by this Agreement, (ii) the preparation, negotiation, execution or performance of the Company Debt Financing Commitment Letter and the receipt of the financing thereunder and (iii) the refinancing of the Credit Agreement (whether paid or unpaid prior to the Closing), including in each case all prepayment penalties, breakage costs and premiums on any of the foregoing, as well as any additional interest costs or other fees incurred in connection with the syndication of the Backstop Senior Credit Facilities, as applicable.
     “Severance Escrow Expiration Date” shall mean the fifty-fifth (55th) calendar day following the six (6) month anniversary of the Closing Date.
     “Severance Plan” shall mean any Contract, plan, understanding or arrangement pursuant to which employees of the Company or its Subsidiaries become entitled to payments or benefits upon the termination of their employment with the Company or its Subsidiaries.

     “Shareholder Disclosure Schedule” shall mean the Shareholder Disclosure Schedule attached hereto as Schedule B.
     “Southcoast Lease” shall mean the Lease Agreement, dated as of January 25, 2005, between Coast Hotels and Casinos, Inc. and Century Theatres, Inc., as amended.
     “Special Dividend” means that certain dividend paid by the Company to Shareholder in conjunction with the consummation of the transactions contemplated by the Credit Agreement.
     “Subsidiary” shall mean, with respect to any Person, any Person of which securities or other ownership interests having ordinary voting power to elect at least 50% of the board of directors or other persons performing similar functions are at the time directly or indirectly owned or controlled by such Person.
     “Syufy Lease” shall mean a real property lease under which Shareholder or any of its Affiliates, or any Affiliate of the Company, is a landlord.
     “Syufy Lease Amendments” shall mean those certain amendments, attached hereto as Exhibit J, to the Syufy Leases.
     “Tax” or “Taxes” shall mean all federal, state, local, foreign and other net income, gross income, estimated, gross receipts, value-added, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, penalties or additions to tax with respect thereto.
     “Tax Returns” shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto and any amendment thereof, required to be filed or actually filed with a Governmental Authority.
     “Terminating Syufy Lease Amendments” shall mean those certain amendments to the Syufy Leases entered into by and between Shareholder and the Company, dated as of April 15, 2005 and September 29, 2005.
     “Transaction Documents” shall mean this Agreement, the schedules and exhibits hereto, the Contribution and Exchange Agreement and the other agreements, certificates, and items required to be delivered pursuant to this Agreement.
     “Transition Services Agreement” shall mean the transition services agreement in the form attached as Exhibit F hereto regarding the provision of certain services by the Company to Shareholder after the Closing.
     “Unrelated Third Party” shall mean any Person other than Shareholder, CTH LLC, the Company and its Subsidiaries.

     “2006 Restructuring” means the redemption of Common Stock on January 3, 2006 described in Section 3.11(b)(i) of the Company Disclosure Schedule.
     Section 1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
280G Waiver	Section 6.15(b)
2007 AIP	Section 6.17(d)
Agreement	Preamble
Aurora Property	Section 6.22
Benefit Plans	Section 3.17(a)
Closing	Section 2.2
Company	Preamble
Company Benefit Plans	Section 6.11(b)
Company Employees	Section 3.17(a)
Company Intellectual Property	Section 3.16(b)
Company Policies	Section 3.20
Continuing Employees	Section 6.11(a)
Debt Financing	Section 5.11
Debt Financing Commitment Letter	Section 5.11
Disability Law	Section 5.10
Employment Agreements	Section 3.18(b)
ERISA Affiliate	Section 3.17(a)
Financial Statements	Section 3.9
Flex Accruals	Section 6.11(f)
Foreign Benefit Plan	Section 3.17(e)
Government Antitrust Authority	Section 6.3(b)
Intellectual Property Agreements	Section 3.12(a)
Indemnified Party	Section 9.2(c)
Indemnifying Party	Section 9.2(c)
Interim Balance Sheet	Section 3.9
Interim Balance Sheet Date	Section 3.9
Interim Financial Statement	Section 3.9
JAMS	Section 6.19
Latest Audited Balance Sheet	Section 3.9
Latest Audited Balance Sheet Date	Section 3.9
Loss	Section 9.2(a)
Listed Agreements	Section 3.12(a)
Nasdaq	Section 6.18(b)
Purchase Price	Section 2.5
Purchaser	Preamble
Purchaser Cafeteria Plan	Section 6.11(f)
Purchaser Refund	Section 6.9
Real Property	Section 3.13(a)
Rollover	Preamble

Term	Section
Seller Refunds	Section 6.9
Severance Escrow Fund	Section 6.17(c)
Shareholder	Preamble
Shareholder Cafeteria Plan	Section 6.11(f)
Share Purchase	Recitals
Shares	Recitals
Straddle Period	Section 6.8(a)
Straddle Period Statement	Section 6.8(c)
Tax Claims	Section 9.3(b)
Third Party Claims	Section 9.2(d)
Update Period	Section 6.4
U.S. Benefit Plan	Section 3.17(a)
ARTICLE II
PURCHASE AND SALE OF THE SHARES
     Section 2.1 Purchase and Sale; Purchase Price.
          (a) Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing from Shareholder, and Shareholder agrees to sell to Purchaser at the Closing, the Shares (other than the Rollover Shares) for an amount equal to (i) the number of Shares (other than the Rollover Shares) multiplied by (ii) the Per Share Purchase Price. At the Closing, Purchaser shall pay to Shareholder, by wire transfer of immediately available funds to an account designated in writing by Shareholder to Purchaser at least two (2) Business Days prior to the Closing Date, an amount equal to (i) the Per Share Purchase Price multiplied by (ii) the number of Shares (other than the Rollover Shares). All amounts are payable in U.S. dollars.
          (b) At the Closing, Shareholder shall contribute the Rollover Shares to Holdings in exchange for stock certificates representing 3,388,466 shares of Holdings Stock.
     Section 2.2 Closing. The purchase and sale of the Shares (other than the Rollover Shares), and the contribution and exchange of the Rollover Shares for Holdings Stock, shall take place at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California, at 10:00 a.m., on the date that is three (3) Business Days following the satisfaction or waiver in writing of each of the conditions set forth in Article VII (other than those conditions required to be satisfied at the Closing), unless the Shareholder and Purchaser mutually agree otherwise (which time and place are designated as the “Closing”).
     Section 2.3 Closing Deliveries by Shareholder. At the Closing, Shareholder shall deliver or cause to be delivered to Purchaser:
          (a) a certificate or certificates representing the Shares (other than the Rollover Shares) duly endorsed in blank for transfer to Purchaser or accompanied by stock powers duly executed in blank;

          (b) a certificate or certificates representing the Rollover Shares, duly endorsed in blank for transfer to Holdings or accompanied by stock powers duly executed in blank;
          (c) the Transition Services Agreement, duly executed by Shareholder;
          (d) the License Agreement, duly executed by Shareholder;
          (e) the certificates and other items required to be delivered pursuant to Section 7.2;
          (f) the resignations of Raymond W. Syufy and Joseph Syufy and members of the Company’s, and each of its Subsidiaries’, Board of Directors (unless otherwise directed in writing by Purchaser);
          (g) the assignment of ACTS copyright (Reg No. TXu-464-018) from Shareholder to the Company, in a form reasonably satisfactory to Purchaser; and
          (h) such other certificates, instruments and documents as Purchaser and Holdings may reasonably request to effectuate the Share Purchase and the Rollover.
     Section 2.4 Closing Deliveries by Purchaser and Holdings. (a) At the Closing, Purchaser shall deliver to Shareholder:
          (i) in consideration of the Shares (other than the Rollover Shares), by check or by wire transfer of immediately available funds to an account designated by Shareholder, an amount equal to the Per Share Purchase Price, multiplied by the number of Shares (other than the Rollover Shares);
          (ii) in consideration of the Rollover Shares, stock certificates representing 3,388,466 shares of Holdings Stock;
          (iii) the Transition Services Agreement, duly executed by Purchaser and the Company;
          (iv) the License Agreement, duly executed by Purchaser and the Company; and
          (v) the certificates and other items required to be delivered pursuant to Section 7.3; and
          (vi) such other certificates, instruments and documents as Shareholder may reasonably request to effectuate the Share Purchase and the Rollover.
          (b) At the Closing, Purchaser shall cause the Company to deliver to each LTIP Employee, by check or by wire transfer of immediately available funds to an account designated by such LTIP Employee at least two (2) Business Days prior to the Closing, an amount equal to the LTIP Payment (less applicable withholding) for such LTIP Employee as set forth on Section 3.17(f)(ii) of the Company Disclosure Schedule.

     Section 2.5 Purchase Price. The purchase price (the “Purchase Price”) for the Shares (including the Rollover Shares) shall be an amount equal to $681,225,930, as may be adjusted in accordance with Section 6.22.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY
     The Company hereby represents and warrants that:
     Section 3.1 Organization, Good Standing and Qualification of the Company and its Subsidiaries. Each of the Company and the Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite legal capacity, power and authority, including all corporate power and authority, to own, operate and lease its properties and assets, to carry on its business as now conducted and to enter into and perform its obligations under this Agreement and to consummate the Contemplated Transactions. Each of the Company and its Subsidiaries is duly qualified to transact business and is in good standing in each jurisdiction in which the ownership or use of the properties owned by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to so qualify has not had and would not reasonably be expected to have a Company Material Adverse Effect or to prevent or materially delay the consummation of the Contemplated Transactions. The Company has made available to Purchaser complete and correct copies of the Governing Documents of the Company and each of its Subsidiaries (as amended to date). The minute books (containing the records of meetings of the shareholders, the board of directors, any committees of the board of directors, the stock certificates, books, and the stock record books (or, in each case, the equivalent for any entity that is not a corporation)) for the Company and each of its Subsidiaries have been made available to the Purchaser and are correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is in default under or in violation of its Governing Documents.
     Section 3.2 Authorization; Enforceability. This Agreement and the consummation of the Contemplated Transactions have been duly authorized by all requisite corporate action by the Company and the Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Purchaser and Holdings of this Agreement, this Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
     Section 3.3 Non-Contravention. The execution, delivery and performance by the Company, CTH LLC or Shareholder of this Agreement and the consummation of the Contemplated Transactions will not: (a) violate, conflict with or result in the breach of any provision of the Governing Documents of the Company or any Subsidiary; (b) assuming all Governmental Authorizations required under the HSR Act have been obtained or made, conflict with or violate any Law, Governmental Order or Governmental Authorization applicable to the Company or any Subsidiary or any of their assets or properties; or (c) violate, conflict with, result in a material breach of any provision of, constitute an event of default, if such term is applicable, or a default, if event of default is not an applicable term, under, result in the termination, or in a right of termination or cancellation, of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, result in the creation of any Lien on any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of, any Listed Agreement to which the Company or its Subsidiaries is a party, or by which the Company or its Subsidiaries or any of their respective properties is bound or affected.
     Section 3.4 Governmental Authorizations. No Governmental Order, Governmental Authorization or filing with, or provision of notice to, any Governmental Authority on the part of the Company or its Subsidiaries is required in connection with the consummation of the Contemplated Transactions, except (a) those required under the HSR Act, (b) those that may be required solely as a result of the nature of the business or ownership of Purchaser, and (c) those the failure of which to obtain or make would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole or materially affect the ability of the Company or any Subsidiary to consummate the Contemplated Transactions.
     Section 3.5 Capitalization and Voting Rights.
          (a) The entire authorized capital of the Company consists of (i) 50,000,000 shares of Common Stock, of which 7,829,063 shares are issued and outstanding and (ii) 50,000,000 shares of preferred stock, of which no shares are outstanding. Except as set forth on Section 3.5 of the Company Disclosure Schedule, all of the issued and outstanding Shares are beneficially owned and held of record by CTH LLC and, as of the Closing Date, will be beneficially owned and held of record by Shareholder, in each case free and clear of all Liens, restrictions on voting rights, purchase options, calls, preemptive rights or similar third party rights on sale or restrictions on transfer (other than restrictions imposed by applicable securities Laws).
          (b) The issued and outstanding Shares are all duly authorized and validly issued, fully paid and nonassessable, were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant Laws, or pursuant to valid exemptions therefrom, and are not, and were not at the date of issuance, subject to preemptive rights created by Law, Governing Documents or any Contract.
          (c) There are not outstanding any options, warrants, rights (including conversion, subscription, purchase, exchange or preemptive rights) or agreements or commitments for the purchase or acquisition from or issuance by the Company of any shares of its capital stock or any securities or obligations convertible or exchangeable into or exercisable for any securities of the Company (now, in the future or upon the occurrence of any contingency), and no securities, Contracts or instruments evidencing such rights are authorized, issued or outstanding. The Company is not a party or subject to any Contract, proxy or understanding, and there is no Contract, proxy or understanding which affects or relates to the voting or giving of written consents with respect to any security of the Company. The Company is not under any contractual or other obligation to register any of its presently outstanding securities. There are no rights of first refusal, co-sale rights or registration rights (including with respect to sales and resales thereof) granted by the Company, CTH LLC or Shareholder with respect to the Company’s capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company’s capital stock.
     Section 3.6 Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, joint venture, limited liability company, partnership, association, or other business entity except for the Subsidiaries set forth on Section 3.6 of the Company Disclosure Schedule, which sets forth each such Subsidiary, together with its respective jurisdiction of organization, the authorized, issued and outstanding stock or equity interests of each Subsidiary, the name of, and amounts held by, each holder thereof. All of the issued and outstanding shares of stock or equity interests of each Subsidiary are duly authorized and validly issued, fully paid and nonassessable and are owned by the Company or a Subsidiary, as applicable, free and clear of all Liens, warrants, purchase options, calls, preemptive rights, rights of first refusal, registration rights, restrictions on transfer, Contracts, commitments, equities, claims, demands or other similar third party rights. Neither the Company nor any of its Subsidiaries owns or holds the right to acquire any shares of stock or any other interest in any other Person or has any agreement or commitment to purchase such shares or interest. There are no outstanding options, warrants, rights (including conversion, subscription, purchase, exchange or preemptive rights) or agreements or commitments for the purchase or acquisition from any Subsidiary of any shares of its capital stock or equity interests or any securities or obligations convertible or exchangeable into or exercisable for any securities of any Subsidiary (now, in the future or upon the occurrence of any contingency), and no securities, Contracts or instruments evidencing such rights are authorized, issued or outstanding. No Subsidiary is a party or subject to any Contract, proxy or understanding which affects or relates to the voting or giving of written consents with respect to any security of such Subsidiary. There are no rights of first refusal, co-sale rights or registration rights (including with respect to sales and resales thereof) granted by any of the Company’s Subsidiaries with respect to such Subsidiaries’ capital stock or equity interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any of the Company’s Subsidiaries’ capital stock or equity interests.
     Section 3.7 Litigation. Except as set forth on Section 3.7 of the Company Disclosure Schedule, there are no Actions pending or, to the Knowledge of the Company, threatened, against or by the Company or any of its Subsidiaries or any of their respective assets that (i) has as its principal remedy injunctive or equitable relief or (ii) could reasonably be expected to involve payments or result in damages to the Company or such Subsidiary in excess of $100,000. The Company is not subject to any outstanding Governmental Order. There are no Actions pending, or to the Knowledge of the Company, threatened against the Company, its Subsidiaries, CTH LLC or Shareholder (a) challenging or seeking to restrain, delay or prohibit any of the Contemplated Transactions or (b) preventing the Company from performing, in all material respects, its obligations under the Transaction Documents.
     Section 3.8 Compliance with Laws; Governmental Authorizations. (a) The Company and its Subsidiaries have all material Governmental Authorizations necessary for the Company and its Subsidiaries to own their assets and for the operation of the Company’s Business; (b) all such Governmental Authorizations are in full force and effect and no Action is pending, or to the Company’s Knowledge, threatened to suspend, revoke, or terminate any such Governmental Authorization; and (c), except as set forth on Section 3.8 of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance, and have complied, in all material respects, with all applicable Laws and Governmental Authorizations and Governmental Orders which affect the operation of the Company’s Business. None of the Company, CTH LLC or Shareholder is making any representation or warranty in this Section 3.8 with respect to real estate matters, environmental matters, employee benefit matters or Taxes, it being agreed that such matters as they relate to compliance with Laws are exclusively addressed in Section 3.13, Section 3.14, Section 3.16, and Section 3.19, respectively. Except as disclosed on Section 3.8 of the Company Disclosure Schedule or with respect to the matters that are the subject of Section 5.10, during the last 3 years, the Company and each of its Subsidiaries has conducted its business in material compliance with all applicable Laws, and neither the Company nor any of its Subsidiaries has been subject during the last 3 years to any Governmental Order or any material inspection, material investigation, material penalty, material assessment or material audit by any Governmental Authority alleging that the Company or any of its Subsidiaries violated any Laws. The Company has no Knowledge of any written notice of any violation or alleged violation of any Disability Law that is or would reasonably be expected to be material to the Company.
     Section 3.9 Financial Statements. The Company has made available to Purchaser true and complete copies of (a) its consolidated audited balance sheets, statements of income, statements of shareholders’ equity and statements of cash flows (the “Audited Financial Statements”) at and for the fiscal years ended September 30, 2004 (restated) and September 29, 2005 (the “Latest Audited Balance Sheet Date”) (the audited balance sheet dated September 29, 2005 being the “Latest Audited Balance Sheet”); and (b) an unaudited consolidated balance sheet (the “Interim Balance Sheet”) of the Company and its Subsidiaries at May 25, 2006 (the “Interim Balance Sheet Date”) and the related statement of income for the eight month period then ended (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth on Section 3.9 of the Company Disclosure Schedule, the Financial Statements fairly present, in all material respects, as applicable, the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis as of the dates, and for the periods, indicated therein in conformity with GAAP, applied on a consistent basis throughout the periods covered thereby, except that (i) the Interim Financial Statements do not contain all footnotes required by GAAP and (ii) the Interim Financial Statements are subject to normal year-end adjustments, none of which individually, or in the aggregate, is or will be material.
     Section 3.10 No Undisclosed Liabilities. Except as set forth on Section 3.10 of the Company Disclosure Schedule, the Company and its Subsidiaries have no material liabilities or obligations, whether known or unknown, accrued, absolute, unmatured, contingent or otherwise, other than (a) as disclosed, reflected or reserved against on the face of the Interim Balance Sheet, (b) liabilities incurred in the ordinary course of business subsequent to the Interim Balance Sheet Date, none of which relates to a breach of Contract, tort, infringement, or violation of Law, or (c) obligations under Listed Agreements (but not liabilities for breaches thereof) or obligations under Contracts which are not required to be disclosed as Listed Agreements due to specified dollar thresholds or other disclosure limitations (but not liabilities for breaches thereof).

     Section 3.11 Absence of Changes.
          (a) Since the date of the Latest Audited Balance Sheet Date (i) except as contemplated by this Agreement or as set forth on Section 3.11(a) of the Company Disclosure Schedule, the Company’s Business has been conducted in all material respects in the ordinary course consistent with past practice, and (ii) there has been no Company Material Adverse Effect.
          (b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, since the Latest Audited Balance Sheet Date, the Company and its Subsidiaries have not (i) declared or paid any dividends, issued, purchased or redeemed any shares of their respective capital stock or any securities convertible into or exchangeable for any of their respective capital stock, or made any other distributions to their respective shareholders; (ii) granted any options or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of their respective capital stock or equity interests; (iii) incurred, assumed, or guaranteed any liabilities or Indebtedness of any kind other than liabilities (but not Indebtedness) incurred in the ordinary course of business; (iv) amended or authorized any amendment to the Governing Documents of the Company or any of its Subsidiaries; (v) made any acquisitions of real property; (vi) made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person involving more than $100,000 or outside the ordinary course of business; (vii) cancelled, waived, compromised or released any right or claim (or series of rights or claims) either involving more than $100,000 or outside the ordinary course of business; (viii) granted or received any material license or sublicense under, or with respect to, any Intellectual Property; (ix) made any change in or entered into any employment agreement that is required to be disclosed pursuant to Section 3.18; (x) entered into any collective bargaining agreement, written or oral, or, except as expressly provided for in this Agreement, modified the terms of any existing such contract or agreement; (xi) managed the Company’s or its Subsidiaries’ working capital outside the ordinary course of business; (xii) made any capital expenditures (or series of related capital expenditures) in excess of $250,000 or outside the ordinary course of business, other than any expenditures related to the design, construction or equipping of any new theater (including such expenditures incurred after the theater opening which are part of the original project budget); (xiii) disposed of any of their material assets; (xiv) made any loan to, or entered into any other transaction with any of their employees, officers or directors; (xv) made or pledged to make any charitable or other capital contribution outside the ordinary course of business; (xvi) sold, assigned, leased, licensed or otherwise transferred any of their material assets or properties other than in the ordinary course of business; (xvii) subjected any of their assets to any Liens, except for Permitted Liens; (xviii) changed their accounting methods, principles or practices; (xix) suffered any material damage, destruction or loss (whether or not covered by insurance) affecting their assets; (xx) experienced a material adverse change in relations with their customers, landlords, creditors, employees, suppliers, movie studios or communities with which they conduct business; or (xxi) committed to do any of the foregoing.
     Section 3.12 Listed Agreements.
          (a) Section 3.12 of the Company Disclosure Schedule sets forth a list of all the following Contracts to which the Company or any Subsidiary is a party or by which any of them are bound (other than (x) Real Property Leases, Pipeline Construction Agreements,

Pipeline Architectural Agreements and Construction Purchase Orders, (y) Employment Agreements (which are addressed in Sections 3.13 and 3.16 and 3.18, respectively) and (z) Film Master License Agreements) (collectively, the “Listed Agreements”):
          (i) Contracts involving obligations or commitments by the Company or any Subsidiary that involve payments in excess of $100,000 due or payable after the date of this Agreement, that have a remaining term of at least 12 months and are not terminable by the Company or its Subsidiaries, without penalty, upon sixty (60) days’ notice or less;
          (ii) Contracts involving the purchase or sale of any business, corporation, partnership, joint venture or other business organization;
          (iii) Contracts involving the creation, incurrence, assumption or guaranty of Indebtedness or the granting of a Lien on the Company’s or its Subsidiaries’ assets to secure such Indebtedness;
          (iv) Contracts involving advertising, commercials, promotions or displays on or about the theatre premises, or that prohibit or restrict any of the foregoing;
          (v) Consulting Contracts involving payments by the Company or any of its Subsidiaries in excess of $100,000;
          (vi) Contracts (or group of related Contracts) or options to sell, license (as licensor) or lease (as lessor) any property or asset of the Company or any of its Subsidiaries with a value in excess of $100,000;
          (vii) Contracts (or group of related Contracts) pursuant to which the Company or any of its Subsidiaries (i) possesses or uses, or has agreed to acquire, license (as licensee) or lease (as lessee), any property or asset and (ii) is required to make payments, accrue expenses or incur charges in excess of $100,000 per year;
          (viii) Contracts (or group of related Contracts), plans or programs pursuant to which payments, or an acceleration of or increase in benefits, may be required in connection with a change of control of the Company or any of its Subsidiaries or which would require any Change of Control Payment;
          (ix) Contracts (or group of related Contracts) requiring capital expenditures by the Company or any of its Subsidiaries in excess of $100,000;
          (x) Contracts which create a partnership or joint venture to which the Company or any of its Subsidiaries is a party or by which any of them is bound;
          (xi) (A) Contracts outside the ordinary course of business that have as their principal purpose the indemnification of an Unrelated Third Party and (B) Contracts relating to the purchase or sale of any business, corporation, partnership, joint venture or other business organization, or all or substantially all of the assets of any of the foregoing, that contain a provision which could be expected to give rise to an indemnification obligation of the Company or any of its Subsidiaries;
          (xii) Contracts that prohibit or restrict the Company or any of its Subsidiaries from freely engaging in business anywhere in the world;
          (xiii) Contracts pursuant to which the Company or any of its Subsidiaries provides management services or consulting services with respect to theatres or other real property projects;
          (xiv) Contracts to which the Company or any of its Subsidiaries is a party under which the consequences of a default or termination could reasonably be expected to have a Company Material Adverse Effect;
          (xv) Any Contracts pertaining to the use by the Company or its Subsidiaries of any material Intellectual Property used in the conduct of the Company’s Business as it is currently conducted, excluding any “shrink-wrap,” “click-wrap” and off-the-shelf computer software licenses purchased or licensed for less than $50,000 over the term of such Contract (excluding renewals) (“Intellectual Property Agreements”);
          (xvi) Contracts with any party relating to the acquisition, license or use of digital projection systems to exhibit feature films in the 3D format;
          (xvii) Contracts with any party relating to the acquisition, license or use of digital projection systems to exhibit feature films in the 2D format; and
          (xviii) Contracts with any Real Estate Broker currently in effect or under which the Company has any continuing obligations as of the date hereof.
          (b) The Company has made available to Purchaser a true, complete and correct copy of each of the Listed Agreements, and all amendments thereto, and all material notices and waivers thereunder and a written summary of all oral Listed Agreements. Except for any Listed Agreement which expires by its terms prior to Closing or is terminated consistent with the terms of this Agreement, and, except as set forth on Section 3.12(b) of the Company Disclosure Schedule, each Listed Agreement is in full force and effect, and each Listed Agreement is valid and legally binding with respect to the Company or the Subsidiary which is a party thereto, enforceable against each such party in accordance with its terms and, to the Knowledge of the Company, is valid and legally binding with respect to each other party thereto, enforceable against such party in accordance with its terms. None of the Company or its Subsidiaries is and, to the Company’s Knowledge, no other party is, in material breach of or material default under any Listed Agreement, and, to the Company’s Knowledge, no event has occurred or condition exists that, with or without notice or lapse of time or both, has resulted or would result, in a material breach or a material default under the Listed Agreements.

     Section 3.13 Real Property; Pipeline Construction Agreements. (a) Section 3.13(a)(i) of the Company Disclosure Schedule contains a list of all real property owned, leased or subleased by the Company or its Subsidiaries (the “Real Property”). The Company or its Subsidiaries owns fee title to each of the Fee Properties free and clear of all Liens, except for (i) Permitted Liens and (ii) Liens that will be released at the Closing which secure the existing financing of the Company and its Subsidiaries. The Company or its Subsidiaries own the entire interest of the lessee or sublessee with respect to each of the Leased Properties. Except for the disclosure with respect to that certain Contingent Payment Agreement, dated as of November 8, 2001, between Cinerama Theatres Inc. of California and Corte Madera Theatres, LLC set forth on Section 3.13(a)(ii) of the Company Disclosure Schedule, there are no outstanding options or rights of refusal or offer to purchase any of the Fee Properties, and neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property.
          (b) The Company has made available to Purchaser a true, complete and correct copy of each Real Property Lease, and all amendments thereto, and the interest of the Company and its Subsidiaries in each of the Fee Properties and the Leased Properties is not subject to any Lien or other adverse claim in favor of the Shareholder, its Affiliates or any Unrelated Third Party, other than (x) Permitted Liens and (y) Liens that will be released at the Closing which secure the existing financing of the Company and its Subsidiaries. Except as set forth on Section 3.13(b)(iii) of the Company Disclosure Schedule, the Company and its Subsidiaries have not conveyed or granted to Shareholder, its Affiliates (including CTH LLC) or any Unrelated Third Party any interest in or option to acquire any interest in the Fee Properties or the Leased Properties. The Company and its Subsidiaries have not assigned or transferred to Shareholder, its Affiliates (including CTH LLC) or any Unrelated Third Party any interest in or option to acquire any interest in the Real Property Leases and have not sublet any portion of the Leased Properties or granted any possessory rights (or option to acquire any possessory rights) to the Leased Properties to Shareholder, its Affiliates (including CTH LLC) or any Unrelated Third Party, other than customary license and concession agreements entered into in the ordinary course of the Company’s Business and temporary uses such as “four wall” deals. Except as set forth on Section 3.13(b)(iv) of the Company Disclosure Schedule, with respect to each of the Real Property Leases (i) each lease is in full force and effect, and is a legal, valid, binding and enforceable leasehold interest in favor of the Company or its applicable Subsidiary subject to the terms of the applicable Real Property Lease; (ii) the consummation of this transaction does not require the consent of Shareholder or CTH LLC or any other party to such Real Property Lease and will not result in a breach of or default under such Real Property Lease; (iii) none of the Company, any Subsidiary or, to the Company’s Knowledge, any other party to any Real Property Lease is in material breach, or has taken any action or failed to take any action which has resulted in an event of default, if such term is applicable, or a default, if “event of default” is not an applicable term, under such Real Property Lease; (iv) to the Company’s Knowledge, there are no material disputes with landlords under any Real Property Lease; (v) the Company has no Knowledge that any other party to any Real Property Lease is in material breach, or has taken any action or failed to take any action which has resulted in an event of default, if such term is applicable, or a default, if “event of default” is not an applicable term, under such Real Property Lease; (vi) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a material breach or material default under such Real Property Lease which has not been redeposited in full; (vii) none of the Company, any of its Subsidiaries, Shareholder or CTH LLC has sublicensed, licensed or otherwise granted any

Person the right to use or occupy any Fee Property or any portion thereof other than temporary uses such as “four wall” deals and customary license and concession agreements entered into in the ordinary course of the Company’s Business, (viii) there are no Liens on the estate or interest created by such Real Property Lease, except for (x) Permitted Liens and (y) Liens that will be released at the Closing securing the existing financing of the Company and its Subsidiaries.
          (c) Except with respect to the Real Property listed in Section 3.13(c)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is bound by any Contract with respect to the ownership, development, construction, financing, lease or operation of any new movie theater other than a Pipeline Theater. The Company has made available to Purchaser a true and correct copy of each Pipeline Construction Agreement and Pipeline Architectural Agreement. Neither the Company nor any Subsidiary is in material breach or default under any Pipeline Construction Agreement or Pipeline Architectural Agreement. The total expenditures on Pipeline Theaters, as of July 21, 2006, is set forth in Section 3.13(c)(ii) of the Company Disclosure Schedule. The aggregate amount due and payable to Real Estate Brokers does not exceed $100,000 in the aggregate.
          (d) To the Company’s Knowledge, Section 3.13(d) of the Company Disclosure Schedule sets forth each Real Estate Lease which contains an obligation of the Company or any Subsidiary with respect to screen advertising.
     Section 3.14 Environmental Law. Except as set forth in Section 3.14 of the Company Disclosure Schedule, (i) neither the Company nor any Subsidiary has received any notice from any Governmental Authority claiming any material violation by the Company or any Subsidiary of, or material liability under, any Environmental Law, or requiring any investigation or remediation of Hazardous Materials under any Environmental Law at any Real Property owned, leased, subleased or operated by the Company or its Subsidiaries; (ii) the Company and its Subsidiaries are, and have been at all times, in material compliance with all Environmental Laws; (iii) the Company and its Subsidiaries are not subject to any existing, pending or, to the Company’s Knowledge, threatened material Actions under any Environmental Law; (iv) the Company and its Subsidiaries have obtained all material permits required under Environmental Laws and such permits are currently in full force and effect; (v) there have been no material unauthorized or other releases of any Hazardous Materials at or from any property or facility owned or operated at any time by the Company, any of its Subsidiaries or any of their respective predecessors that have or would give rise to a material liability or material obligation of the Company or its Subsidiaries; (vi) none of the Company, any of its Subsidiaries, or any of their predecessors has treated, stored, disposed, arranged for or permitted the disposal of, exposed any person to, transported or released any Hazardous Materials so as to give rise to a material liability or material obligation under Environmental Laws; (vii) the Company has made available to Purchaser all environmental audits, assessments and reports and all other documents materially bearing on liabilities arising under any Environmental Law, in each case relating to its or its Subsidiaries’, Affiliates’ or predecessors’ past or current properties, facilities or operations which are in its possession or under its reasonable control; and (viii) neither the Company nor any of its Subsidiaries has any material liabilities with respect to or arising from underground storage tanks, landfills, surface impediments or disposal areas at or affecting any Real Property. This Section 3.14 contains the sole and exclusive representations and warranties with respect to matters arising from Environmental Laws.

     Section 3.15 Personal Property. Except as set forth on Section 3.15 of the Company Disclosure Schedule, the Company and its Subsidiaries have good and marketable title to their respective material tangible personal property owned and used by them, and have a legal right to use all other material tangible personal property used by them pursuant to the terms of the respective agreements with third parties governing the possession or use of such material tangible personal property, other than those disposed of in the ordinary course of business since the date of the Latest Audited Balance Sheet, in each case free and clear of all Liens, except for (a) Permitted Liens and (b) Liens that will be released at the Closing which secure the existing financing of the Company and its Subsidiaries. Such properties of the Company and its Subsidiaries have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which they are presently used. None of the Company, CTH LLC or Shareholder is making any representation or warranty in this Section 3.15 with respect to Real Property or Intellectual Property matters, it being agreed that such matters are exclusively addressed in Section 3.13 and Section 3.16, respectively.
     Section 3.16 Intellectual Property.
          (a) Section 3.16(a) of the Company Disclosure Schedule sets forth a complete and correct list of all of the following owned by the Company or one of its Subsidiaries: (i) patents, pending patent applications and applications for copyrights, servicemarks and trademarks; (ii) material unregistered trademarks; (iii) domain names; and (iv) Company Proprietary Software.
          (b) Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, the Company and its Subsidiaries own and possess all right, title and interest in and to all of the Intellectual Property set forth on Section 3.16(a) of the Company Disclosure Schedule, free and clear of all Liens. The Company and its Subsidiaries are in material compliance with their license agreements for material Intellectual Property used in the operation of the Company’s Business. None of Shareholder, CTH LLC or any director, officer or employee of the Company or its Subsidiaries, has or will have immediately after the Closing Date, any right, title or interest in or to any of the material Intellectual Property used in the operation of the Company’s Business (“Company Intellectual Property”).
          (c) To the Company’s Knowledge, all of the Intellectual Property set forth on Section 3.16(a) of the Company Disclosure Schedule is valid and enforceable.
          (d) No claim by any third party contesting the validity, enforceability, use or ownership of any of the Company Intellectual Property (excluding any Company Intellectual Property that is licensed by the Company) has been made, is currently outstanding or, to the Company’s Knowledge, is threatened.
          (e) Except with respect to patents, neither the Company nor its Subsidiaries have infringed or misappropriated, and the operation of the Company’s Business does not infringe or misappropriate, any Intellectual Property of any Person, and neither the Company nor any of its Subsidiaries has received any notices regarding any of the foregoing. To the Knowledge of the Company, neither the Company nor its Subsidiaries have infringed, and the operation of the Company’s Business does not infringe, any patent rights of any Person, and neither the Company nor any of its Subsidiaries has received any written notices regarding any of the foregoing. To the Knowledge of the Company, no Person has infringed or misappropriated any of the Company Intellectual Property.
          (f) Except as set forth on Section 3.16(f) of the Company Disclosure Schedule, the Company or one of its Subsidiaries owns and possesses all right, title and interest in and to all Company Proprietary Software created or developed by, for or under the direction or supervision of the Company or one of its Subsidiaries.
          (g) Except with respect to Intellectual Property covered by a Listed Agreement set forth in Section 3.12(a)(xv) of the Company Disclosure Schedule, immediately subsequent to the Closing, the Company Intellectual Property will be owned by or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used such Company Intellectual Property immediately prior to the Closing.
          (h) Shareholder is not a party to any Contract with any Unrelated Third Party relating to the licensing of Company Intellectual Property for use in the Company’s Business.
     Section 3.17 Employee Benefit Plans.
          (a) Section 3.17(a) of the Company Disclosure Schedule sets forth a complete and correct list of (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA, (ii) each severance pay, vacation pay, salary continuation, sick leave, bonus or other incentive compensation, stock or other equity related award, restricted stock, stock option, stock purchase, phantom stock or similar arrangement, deferred compensation plan or arrangement, and (iii) each other employee fringe benefit plan or arrangement and each employment, consulting, retirement, pension, profit sharing, termination, severance, redundancy pay or individual compensation agreement or arrangement, that is currently maintained, sponsored or otherwise contributed to by the Company or any of its Subsidiaries, or any other person or entity that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) for the benefit of the current or former employees (or the beneficiaries or dependents thereof) of the Company or any of its Subsidiaries, including any such individuals who are located outside the United States (“Company Employees”), or with respect to which the Company or any of its Subsidiaries has or could have any obligation or liability (collectively, the “Benefit Plans”). Each Benefit Plan that is maintained, sponsored or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate primarily for the benefit of individuals located in the United States shall be referred to herein as a “U.S. Benefit Plan.” With respect to each U.S. Benefit Plan, true, correct and complete copies of the following have been made available to Purchaser: (1) the most recent document constituting the U.S. Benefit Plan and all amendments thereto, (2) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each U.S. Benefit Plan (if any such report was required by applicable Law), (3) the most recent summary plan description for each U.S. Benefit Plan for which such a summary plan description is required by applicable Law and all related summaries of material modifications; (4) the most recent Internal Revenue Service determination, notification, or opinion letter, if any, received with respect to each applicable U.S. Benefit Plan, and (5) each trust agreement, insurance contract, annuity contract, or other funding arrangement in effect as of the date hereof and relating to any U.S. Benefit Plan.
          (b) None of the Company, any of its Subsidiaries or any ERISA Affiliate maintains, sponsors or contributes to, and has not maintained or contributed to (or been obligated to contribute to) within the six calendar years preceding the Closing date, or has any material liability with respect to, any multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or Section 414(f) of the Code, any multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413(c) of the Code, any employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, or any welfare benefit plan which provides life or health benefits to an employee or former employee or other individual (or any dependents or beneficiaries thereof) after termination of employment or other services or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA (or comparable state Law) (“COBRA”). The Company, its Subsidiaries and each ERISA Affiliate have complied in all material respects with the requirements of COBRA.
          (c) Except as set forth on Section 3.17(c) of the Company Disclosure Schedule, each U.S. Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in substantial compliance with its terms and applicable Law, including ERISA and the Code. There are no ongoing or pending investigations, legal proceedings or other claims, suits or, to the Company’s Knowledge, threatened suits or proceedings against or involving any U.S. Benefit Plan or asserting any rights or claims to benefits under any U.S. Benefit Plan that would reasonably be expected to give rise to any material liability (except claims for benefits payable in the normal operation of the U.S. Benefit Plans). None of the U.S. Benefit Plans has any material unfunded liabilities that are not reflected on the face of the Interim Balance Sheet. There have been no material, non-exempt “prohibited transactions” (as defined in Section 406 of ERISA and Section 4975 of the Code) with respect to any U.S. Benefit Plan or any U.S. Benefit Plan maintained by an ERISA Affiliate. To the Company’s Knowledge, no fiduciary has any material liability for breach of fiduciary duty or other material failure to act or comply with applicable Law with respect to the administration or investment of the assets of any U.S. Benefit Plan.
          (d) Except as set forth on Section 3.17(d) of the Company Disclosure Schedule, all contributions and premium payments to, and payments from, the U.S. Benefit Plans that may have been required to be made in accordance with their terms have been timely made in all material respects, and all contributions and premium payments to the U.S. Benefit Plans that are not yet due have been made or accrued in accordance with past custom and practice of the Company and its Subsidiaries. Except as set forth on Section 3.17(d) of the Company Disclosure Schedule, all required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each such U.S. Benefit Plan in all material respects. Except as set forth on Section 3.17(d) of the Company Disclosure Schedule, each U.S. Benefit Plan and its related trust intended to qualify under Section 401(a) and 501(a) of the Code, respectively, so qualify and, to the Company’s Knowledge, nothing has occurred with respect to the operation of any such plan that would cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.
          (e) Each Benefit Plan that is governed by Laws of any jurisdiction other than the United States (each a “Foreign Benefit Plan”) has been in all material respects maintained, funded and administered in accordance with applicable Laws and the requirements of such Foreign Benefit Plan’s governing documents and any applicable collective bargaining agreements. Except as set forth on Section 3.17(e) of the Company Disclosure Schedule, there are no unfunded liabilities with respect to any Foreign Benefit Plan. Except as indicated otherwise on Section 3.17(e) of the Company Disclosure Schedule, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any Foreign Benefit Plan.
          (f) Except as set forth on Section 3.17(f)(i) of the Company Disclosure Schedule, there are no agreements or Contracts that will require a Change of Control Payment in connection with the consummation of the Transactions contemplated by this Agreement. Section 3.17(f)(ii) of the Company Disclosure Schedule sets forth the total amounts payable to each LTIP Participant under the LTIP in connection with the consummation of the Transactions contemplated by this Agreement and the aggregate amount of all such payments for all LTIP Participants. Except as set forth on Section 3.17(f)(iii) of the Company Disclosure Schedule, there are no agreements or Contracts under which the Company or its Subsidiaries is obligated to make any severance payments or other payments to any employee of the Company or its Subsidiaries upon termination of such employee’s employment. Section 3.17(f)(iv) of the Company Disclosure Schedule sets forth the total amount of severance or other payments that would be due to each employee of the Company or its Subsidiaries upon such employee’s termination of employment and the aggregate amount of all such severance or other payments for all employees of the Company or its Subsidiaries.
     Section 3.18 Labor Agreements and Actions.
          (a) None of the employees of the Company or its Subsidiaries are represented by a labor organization for the purposes of collective bargaining. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement. To the Company’s Knowledge, there is no strike or other material labor dispute involving, pending, or threatened against the Company or any Subsidiary. No labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition as the bargaining representative of the employees of the Company or any Subsidiary.
          (b) Section 3.18(b) of the Company Disclosure Schedule sets forth a list of all written employment agreements between the Company or any Subsidiary, on the one hand, and any employee of the Company or any Subsidiary, on the other (the “Employment Agreements”). None of the Company, any Subsidiary or, to the Company’s Knowledge, any employee of any of the foregoing is in material breach of any Employment Agreement.
          (c) Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, there are no material employment or labor-related Actions, lawsuits, administrative charges, or written complaints against the Company or any Subsidiary pending or, to the

Company’s Knowledge, threatened before any court or administrative agency with jurisdiction over labor or employment matters.
          (d) To the Company’s Knowledge, no executive of the Company or its Subsidiaries having a title of senior vice president or above has given notice of any present intention to terminate his or her employment.
          (e) There is no material worker’s compensation claim or liability that is not fully insured.
          (f) Section 3.18(f) of the Company Disclosure Schedule sets forth a schedule of the current annual base salary (exclusive of any bonus plan) payable to any employee of the Company or any of its Subsidiaries at the corporate office.
     Section 3.19 Tax Returns, Payments and Elections.
          (a) The Company and its Subsidiaries have timely filed (i) all Income Tax Returns required to have been filed with respect to periods through September 29, 2005, and (ii) all Non-Income Tax Returns required to have been filed with respect to the assets and operations of the Company and its Subsidiaries with respect to periods through May 25, 2006. All Tax Returns referred to in (i) and (ii) of the preceding sentence are true and correct in all material respects. Except as set forth on Section 3.19(a) of the Company Disclosure Schedule, all Income Taxes due and payable by the Company and its Subsidiaries with respect to periods through September 29, 2005, were paid on or before May 25, 2006. Except as set forth on Section 3.19(a) of the Company Disclosure Schedule, all Non-Income Taxes due and payable by the Company and its Subsidiaries with respect to their assets and/or operations as of May 25, 2006, were paid on or before May 25, 2006. All deficiencies asserted or assessments with respect to all Taxes have been paid in full, and there are no Liens with respect to Taxes upon any of the assets of the Company or its Subsidiaries other than Permitted Liens.
          (b) Except as set forth on Section 3.19(b) of the Company Disclosure Schedule, there is no material dispute or claim concerning any Tax liability or Tax Return of the Company or any of its Subsidiaries (i) claimed or raised by any Governmental Authority or (ii) that is threatened in writing, by any Governmental Authority. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (c) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement or arrangement. Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return, or included or required to be included, in any other group of entities filing or required to file any other Tax Return as a member of an Affiliated Group, other than a group of which the Company is the common parent or (ii) is liable for Taxes of another Person under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law), by contract, or by reason of being a transferee or successor of such Person or otherwise.
          (d) Neither the Company nor any of its Subsidiaries has, in the two (2) years preceding the date of this Agreement, been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code or, within such two-year period, has been included in a group of corporations filing a federal consolidated Tax Return with a corporation which was, during such period, a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.
          (e) No claim has been made in writing by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries are, or may be, subject to Tax in that jurisdiction.
          (f) Except as set forth on Section 3.19(f) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
          (g) Except as set forth on Section 3.19(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Contract, arrangement, or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local, or foreign Tax law), including with respect to the Contemplated Transactions.
          (h) The Company has made available to the Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary, filed or received since December 31, 2000.
          (i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof ) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in treasury regulations under Code Section 1502 (or any corresponding or similar provisions of state, local or foreign income Tax law) (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
          (j) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as defined in Treas. Reg. § 1.6011-4(b)(2).
          (k) The unpaid Non-Income Taxes of the Company and its Subsidiaries did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax liability (excluding any such reserves relating to Income Taxes) set forth on the Interim Balance Sheet. Since the Interim Balance Sheet Date, the Company and its Subsidiaries have not incurred any liability for Taxes outside the ordinary course of business.

     Section 3.20 Insurance. Section 3.20 of the Company Disclosure Schedule sets forth a list of all insurance policies maintained by or on behalf of the Company and its Subsidiaries on the date of this Agreement (the “Company Policies”). The Company has made available to Purchaser true and complete copies of all such policies, together with all written riders and amendments thereto. With respect to the Company Policies: (a) all are in full force and effect and no notice of cancellation or termination has been received with respect to any such policy or binder; (b) all have been complied with in all material respects by the policyholder, and, to the Company’s Knowledge, no event has occurred that, with notice or lapse of time, would constitute a material breach of or default under such policy or binder, or permit termination, modification, or acceleration thereunder; and (c) to the Company’s Knowledge, there is no pending material claim under any such policy as to which coverage has been denied or disputed by the underwriters or issuers thereof or for which the Company or any of its Subsidiaries has received a reservation of rights letter with respect to any insurance claim during the last three years. Section 3.20 of the Company Disclosure Schedule describes any self-insurance arrangements affecting the Company and its Subsidiaries. All premiums with respect to such policies are currently paid. The reserves set forth on the face of the Interim Balance Sheet are adequate to cover all anticipated liabilities with respect to any self-insurance, deductible, retention or co-insurance programs.
     Section 3.21 Affiliate Transactions. Except as set forth on Section 3.21 of the Company Disclosure Schedule, none of Shareholder, CTH LLC or any of their respective Affiliates (other than the Company and its Subsidiaries), nor the Company’s and its Subsidiaries’ officers, directors and employees, are a party to any Contract or understanding or arrangement with the Company or its Subsidiaries, and none of the foregoing have been party to any such Contract, understanding or arrangement within the last 12 months, and there are no guarantees, letters of credit, reimbursement agreements, keep-well agreements, indemnity agreements, equity contribution agreements or other credit support agreements under which the Company or its Subsidiaries have any outstanding obligations that relate to obligations of, or to the business or assets of, Shareholder, CTH LLC or any of their respective Affiliates (other than the Company and its Subsidiaries) or the Company’s and its Subsidiaries’ officers, directors and employees. None of Shareholder, CTH LLC, any of their respective Affiliates (other than the Company and its Subsidiaries), or the Company’s or its Subsidiaries’ officers, directors or employees, owns or has any right to use any material asset, tangible or intangible, that is used in the Company’s Business.
     Section 3.22 Significant Suppliers. Except as set forth on Section 3.22 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice from any material supplier (including Coca-Cola, Inc. or any of its Affiliates) to the effect that, and the Company has no Knowledge that, such supplier will stop, materially decrease the rate of, or materially change the terms of (whether related to payment, price or otherwise), supplying materials, products or services to the Company or any of its Subsidiaries (whether as a result of the consummation of the Contemplated Transactions or otherwise).
     Section 3.23 No Brokers. Except for the obligations under the engagement letter between Shareholder and Morgan Stanley & Co. Incorporated dated July 10, 2006, neither the Company nor its Subsidiaries is obligated under any Contract which would result in the obligation of the Company or its Subsidiaries to pay any fees or incur any obligations to any

Broker in connection with the negotiations leading to this Agreement or the consummation of the Contemplated Transactions.
     Section 3.24 Indebtedness. Section 3.24 of the Company Disclosure Schedule reflects all Indebtedness of the Company and its Subsidiaries.
     Section 3.25 Company Financing. The Company has received, accepted and agreed to a commitment letter from Morgan Stanley Senior Funding, Inc. (the “Company Debt Financing Commitment Letter”), committing such entity to provide debt financing for the refinancing of the Credit Agreement. A true and complete copy of the executed Company Debt Financing Commitment Letter is attached hereto as Exhibit P and the Company Debt Financing Commitment Letter is in full force and effect and the Company is not in breach of any of the terms thereof.
     Section 3.26 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE SCHEDULES AND EXHIBITS HERETO AND IN ANY CERTIFICATE REQUIRED TO BE DELIVERED HEREUNDER, NEITHER THE COMPANY NOR THE SHAREHOLDER MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE SHARES, THE COMPANY, THE SUBSIDIARIES OR ANY OTHER MATTER, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO WORKMANSHIP, PROFITABILITY, FUTURE PERFORMANCE, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT OR ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION, DOCUMENTS OR MATERIAL TRANSMITTED, PROVIDED OR MADE AVAILABLE TO PURCHASER OR ITS REPRESENTATIVES, INCLUDING IN ANY PHYSICAL OR ONLINE “DATA ROOMS” OR MANAGEMENT PRESENTATIONS, INCLUDING ANY PROJECTION, FORECAST OR OTHER FORWARD-LOOKING INFORMATION AND ANY INFORMATION CONTAINED IN ANY INFORMATION MEMORANDUM. ALL OF SUCH ADDITIONAL REPRESENTATIONS AND WARRANTIES ARE HEREBY DISCLAIMED, AND THE COMPANY AND THE SHAREHOLDER EXPRESSLY DISCLAIM ANY AND ALL LIABILITY RELATING TO OR RESULTING FROM THE USE OF ANY INFORMATION, DOCUMENTS OR MATERIAL DESCRIBED IN THE PREVIOUS SENTENCE, INCLUDING ANY MARKET ANALYSIS AND FINANCIAL PROJECTIONS THAT MAY BE CONTAINED THEREIN, OR FOR ANY ERRORS THEREIN OR OMISSIONS THEREFROM, EXCEPT FOR FRAUD. NEITHER THE COMPANY NOR THE SHAREHOLDER IS MAKING ANY REPRESENTATION AND WARRANTY, EXPRESS OR IMPLIED, AS TO THE CLASSIFICATION OF ANY REAL PROPERTY LEASE OF THE COMPANY AS A CAPITAL LEASE OR AN OPERATING LEASE UNDER GAAP.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER AND CTH LLC
     Shareholder and CTH LLC hereby represent and warrant to Purchaser that:
     Section 4.1 Title to and Transfer of the Shares. Except as set forth on Section 4.1 of the Company Disclosure Schedule, CTH LLC beneficially owns and holds of record, and following the CTH LLC Transactions and immediately prior to the Closing, Shareholder will beneficially own and hold of record, the Shares (including Rollover Shares), free and clear of any Liens, purchase options, calls or similar third party rights on sale or transfer (other than restrictions imposed by applicable securities Laws), preemptive right, limitations on voting rights or options, and Shareholder will have the authority to dispose of such Shares pursuant to this Agreement. The transfer and delivery of the Shares (including the Rollover Shares) by Shareholder to Purchaser and Holdings as contemplated by this Agreement, shall transfer good title to the Shares, free and clear of all Liens, purchase options, calls, preemptive rights or similar third party rights.
     Section 4.2 Organization; No Activity. Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite licenses, legal capacity, power and authority to carry on its business as now conducted and to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the Contemplated Transactions. CTH LLC is duly organized, validly existing and in good standing under the laws of California and has all requisite licenses, legal capacity, power and authority to carry on its business as now conducted and to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the Contemplated Transactions. CTH LLC has no assets other than the Shares, and, after the CTH LLC Transactions, will have no other assets. Except in its capacity as a party to the Pledge Agreement, dated March 1, 2006, between CTH LLC and Morgan Stanley & Co. Incorporated, CTH LLC is not party to any Contract, has no liabilities and has had no business or legal activity other than owning the Shares.
     Section 4.3 Authorization; Enforceability. This Agreement and any other Transaction Documents to which Shareholder or CTH LLC is a party and the consummation of the Contemplated Transactions have been duly authorized by all requisite limited partnership action by Shareholder and all limited liability company action by CTH LLC, as applicable, and each of Shareholder and CTH LLC has full power and authority (including limited partnership or limited liability company power and authority, as applicable) to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Shareholder and CTH LLC and, assuming due authorization, execution and delivery by each of Purchaser and Holdings of this Agreement, this Agreement constitutes the valid and legally binding obligation of each of Shareholder and CTH LLC, enforceable against each of Shareholder and CTH LLC in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Following the CTH LLC Transactions, all obligations of CTH LLC hereunder shall be the obligations of Shareholder.
     Section 4.4 Non-Contravention. The execution, delivery and performance by each of Shareholder and CTH LLC of this Agreement or any Transaction Document to which it is a party do not, and, assuming all Governmental Authorizations required under the HSR Act have been obtained or made, the consummation of the Contemplated Transactions will not: (a) violate, conflict with or result in the breach of any provision of the Governing Documents of Shareholder or CTH LLC or any Contract to which either is a party or by which either is bound or (b) conflict with or violate any Law applicable to either Shareholder or CTH LLC, as applicable.
     Section 4.5 No Brokers. Except for the obligations under the engagement letter between Shareholder and Morgan Stanley & Co. Incorporated dated July 10, 2006, neither Shareholder nor CTH LLC is obligated under any Contract which would result in the obligation of either Shareholder or CTH LLC to pay any fees or incur any obligations to any Broker in connection with the negotiations leading to this Agreement or the consummation of the Contemplated Transactions.
     Section 4.6 Litigation. There are no Actions pending or, to the Knowledge of Shareholder, threatened against or affecting Shareholder, CTH LLC or any of their respective Affiliates (a) challenging or seeking to restrain, delay or prohibit any of the Contemplated Transactions or (b) preventing either Shareholder or CTH LLC from performing in all material respects its obligations under this Agreement or any Transaction Documents to which it is a party.
     Section 4.7 Consents and Approvals. Except for the Governmental Authorizations required under the HSR Act, no Governmental Authorizations are required on the part of Shareholder or CTH LLC in connection with the execution and delivery of this Agreement and the consummation of the Contemplated Transactions by Shareholder and CTH LLC. Neither Shareholder nor CTH LLC is subject to any Governmental Order that would prevent the consummation of the Contemplated Transactions.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF PURCHASER AND HOLDINGS
     Each of Purchaser and Holdings hereby represents and warrants to Shareholder that:
     Section 5.1 Organization. Purchaser is a Texas corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite licenses, legal capacity, power and authority to carry on its business as now conducted and to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the Contemplated Transactions. Holdings is a Delaware corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite licenses, legal capacity, power and authority to carry on its business as now conducted and to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the Contemplated Transactions.
     Section 5.2 Authorization; Enforceability. This Agreement, any other Transaction Document to which Purchaser or Holdings is a party, and the consummation of the Contemplated Transactions have been duly authorized by all requisite corporate action by each of Purchaser and Holdings, and each of Purchaser and Holdings has full power and authority (including corporate power and authority) to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.

Assuming due authorization, execution and delivery by Shareholder and CTH LLC of this Agreement, this Agreement constitutes the valid and legally binding obligation of each of Purchaser and Holdings, enforceable against it in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
     Section 5.3 Non-Contravention. Except as set forth on of the Section 5.3 Purchaser Disclosure Schedule, the execution, delivery and performance by each of Purchaser or Holdings of this Agreement or any Transaction Document to which it is a party do not, and, assuming all Governmental Authorizations required under the HSR Act have been obtained or made, the consummation of the Contemplated Transactions will not: (a) violate, conflict with or result in the breach of any provision of the Governing Documents of either Purchaser or Holdings or any material Contract to which either Purchaser or Holdings is a party or (b) conflict with or violate any Law applicable to either Purchaser or Holdings, as applicable.
     Section 5.4 Government Consents. Except for the Governmental Authorizations required under the HSR Act, no Governmental Authorizations are required on the part of either Purchaser or Holdings in connection with the execution and delivery of this Agreement and the consummation of the Contemplated Transactions by either Purchaser or Holdings. Neither Purchaser nor Holdings is subject to any Governmental Order that would prevent the consummation of the Contemplated Transactions.
     Section 5.5 Litigation. There are no Actions pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser, Holdings or any of their respective Affiliates (a) challenging or seeking to restrain, delay or prohibit any of the Contemplated Transactions or (b) preventing either Purchaser or Holdings from performing in all material respects its respective obligations under this Agreement or any Transaction Documents to which it is a party.
     Section 5.6 Investment Intent. Each of Purchaser and Holdings acknowledges that the Shares have not been registered under Securities Act and that the Shares may not be resold absent such registration or unless an exemption therefrom is available. Each of Purchaser and Holdings qualifies, or as of the Closing will qualify, as an “accredited investor” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act. The Shares to be received by each of Purchaser and Holdings at the Closing are being acquired for investment for its own account not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and neither Purchaser nor Holdings has any present intention of selling, granting any participation in, or otherwise distributing the same. The acquisition by Purchaser and Holdings of any of the Shares shall constitute confirmation of the representation by each of Purchaser and Holdings that it does not have any Contract, undertaking, or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.
     Section 5.7 Knowledge of Industry and Representation by Advisors.

          (a) Each of Purchaser and Holdings acknowledges that (i) it has knowledge, experience and expertise in business and financial matters and the motion picture exhibition industry and (ii) it has the capability of understanding and evaluating the risks and merits associated with its acquisition of the Shares pursuant to this Agreement and its respective participation in the Contemplated Transactions.
          (b) Each of Purchaser and Holdings acknowledges that it: (i) has read this Agreement; (ii) has been represented in the preparation, negotiation and execution or this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (iii) understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement. Purchaser and Holdings each acknowledge with respect to itself that it is not in a disparate bargaining position with the Shareholder.
          (c) Each of Purchaser and Holdings acknowledges with respect to itself that it has been represented or advised by advisors of its own choice, including financial advisors and tax advisors, that have assisted Purchaser or Holdings, as applicable, in understanding and evaluating the risks and merits associated with Purchaser’s and Holdings’ acquisition of the Shares pursuant to this Agreement and Purchaser’s and Holdings’ respective participation in the Contemplated Transactions.
     Section 5.8 Disclosure of Information. Purchaser and Holdings each acknowledge with respect to itself that it and its Representatives have been permitted access to the books and records, facilities, equipment, Tax Returns, contracts, and other properties and assets of the Company and its Subsidiaries that it and its Representatives have requested to see or review, and that it and its Representatives have had an opportunity to meet with the officers and employees of the Company and its Subsidiaries that it and its Representatives have requested to meet with. Purchaser acknowledges that (a) none of Shareholder, CTH LLC, the Company or any other Person has made any representation or warranty, express or implied, as to the Company’s Business, the Company, its Subsidiaries or the accuracy or completeness of any information regarding the Company’s Business, the Company, or its Subsidiaries furnished or made available to Purchaser and its Representatives, except as expressly set forth in the Transaction Documents, (b) neither Purchaser nor Holdings has relied on any representation or warranty from Shareholder, CTH LLC, the Company or any other Person in determining to enter into this Agreement, except as expressly set forth in this Agreement and (c) except as expressly provided otherwise in the Transaction Documents or in the case of fraud, none of Shareholder, CTH LLC, or any of their respective Affiliates (including the Company and its Subsidiaries), their respective Representatives or any other Person shall have or be subject to any liability to Purchaser or Holdings or any other Person resulting from the distribution to Purchaser or Holdings, or Purchaser’s or Holdings’ use of, any such information, including any information, documents or material made available to Purchaser or Holdings in any physical or online “data rooms,” management presentations, information memorandum or in any other form in expectation of any transaction contemplated hereby.
     Section 5.9 Projections. In connection with Purchaser’s and Holdings’ investigation of the Company and the Subsidiaries, Purchaser and Holdings have each received from the Company and its Representatives certain projections, forecasts and business plan information, including projections, forecasts and business plan information relating to the construction schedule, other milestones and costs related to the Pipeline Theaters and the revenues, expenses, costs, dilution of revenues and depreciation of assets related the Pipeline Theaters and to all of the Company’s other theaters. Each of Purchaser and Holdings acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts and plans, that each of Purchaser and Holdings is familiar with such uncertainties, that there can be no assurances that the projections, forecasts and plans are accurate or that the projections, forecasts and plans will be realized, that each of Purchaser and Holdings is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it, and that each of Purchaser and Holdings shall have no claim against the Company, Shareholder, CTH LLC or their respective Affiliates and Representatives with respect thereto, except in the case of fraud and provided that nothing in this Section 5.9 shall modify or limit in any way any of the representations and warranties contained in this Agreement. Accordingly, each of Purchaser and Holdings acknowledges and confirms that (a) the Company, Shareholder, CTH LLC and their respective Affiliates and Representatives have made no representations or warranties, express or implied, with respect to, and shall not be liable to Purchaser, Holdings or any of their respective Affiliates or Representatives, with respect to any such projections, forecasts or plans, (b) except as expressly set forth in Article III of this Agreement, the Company, Shareholder, CTH LLC and their respective Affiliates and Representatives have made no representations or warranties, express or implied, relating to the Pipeline Theaters, including as to the status or content of any plans, specifications, letters of intent, memoranda of understanding, agreements or other documents with respect to such theaters or properties, (c) neither Purchaser nor Holdings has relied on the fulfillment or realization of any projection, forecast or plan received from Shareholder, CTH LLC, the Company or any of their respective Affiliates or Representatives or any other Person in determining to enter into this Agreement, and (d) any such reliance would be unreasonable.
     Section 5.10 Access. Notwithstanding anything to the contrary in this Agreement and except as specifically set forth in the last sentence of Section 3.8, each of Purchaser and Holdings acknowledges and agrees that neither the Company nor Shareholder makes any representation or warranty relating to, and under no circumstances shall the Company, Shareholder or CTH LLC be liable to Purchaser, Holdings or any of their respective Affiliates for any amounts (including Losses under Article IX) suffered or incurred by Purchaser, Holdings or any of their respective Affiliates in connection with any claim, action, litigation, suit, arbitration, proceeding, investigation, or other legal or administrative proceeding arising out of, resulting from or relating to any Law pertaining to the access of disabled persons to public accommodations, or prohibiting disability discrimination by public accommodations (a “Disability Law”) including, Title III of Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §§ 12101, et seq., or any rules or regulations promulgated thereunder, the Rehabilitation Act of 1973, 29 U.S.C. §§ 701, et seq., California Unruh Act, California Civil Code §§ 51, et seq., the California Health and Safety Code § 19955, et seq., the California Blind and Other Physically Disabled Persons Act, California Civil Code §§ 54, et seq., Title 24 of the California Building Code, and any other state or local Law, administrative statute, rule, architectural guideline, building code, or any other Law of similar purpose and effect.
     Section 5.11 Sufficient Funds. Purchaser has received, accepted and agreed to a commitment letter from Lehman Brothers, Inc. and Morgan Stanley Senior Funding, Inc. (the “Purchaser Debt Financing Commitment Letter”), committing such entities to provide debt financing for the Contemplated Transactions to Purchaser, subject to the terms and conditions set forth therein (such debt financing, the “Debt Financing”). A true and complete copy of the executed Purchaser Debt Financing Commitment Letter is attached hereto as Exhibit G and the Purchaser Debt Financing Commitment Letter is in full force and effect and Purchaser is not in breach of any of the terms thereof. As of the date of this Agreement, Purchaser has paid in full (or has caused to be paid in full) any and all commitment fees and other fees required to be paid on or before the date of this Agreement pursuant to the terms of the Purchaser Debt Financing Commitment Letter. Purchaser will have available to it in the aggregate at the Closing Date sufficient funds to consummate the Contemplated Transactions, including the payments it is required to make pursuant to Section 2.1(a), assuming (i) the Debt Financing is obtained on substantially the same terms as described in the term sheets attached to the Purchaser Debt Financing Commitment Letter and (ii) Shareholder shall have contributed the Rollover Shares in exchange for Holdings Stock.
     Section 5.12 No Brokers. Except as set forth on Section 5.12 of the Purchaser Disclosure Schedule, neither Purchaser nor Holdings is obligated under any Contract that would result in the obligation of the Purchaser, Holdings or their respective Affiliates to pay any fees or incur any obligations to any Broker in connection with the negotiations leading to this Agreement or the consummation of the Contemplated Transactions.
ARTICLE VI
ADDITIONAL AGREEMENTS
     Section 6.1 Access and Investigation. Between the date of this Agreement and the Closing Date and upon reasonable advance notice from Purchaser, the Company will, and will cause its Subsidiaries and their Representatives to, afford Purchaser and its Representatives (including its financing sources and their counsel, accountants, and other representatives) reasonable access during normal business hours to the Company’s and its Subsidiaries’ personnel, Representatives, properties, landlords, Contracts, Tax Returns, books and records and other financial, operating and other data and information as Purchaser may reasonably request. Prior to the Closing, all information obtained by Purchaser and its Representatives pursuant to this Section 6.1 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding the foregoing, none of Shareholder, CTH LLC, the Company or its Subsidiaries shall be required to provide access to any information, property or personnel if (a) such Party believes in good faith that such access is subject to any confidentiality obligations, provided that, at the request of Purchaser, the Company shall use commercially reasonable efforts to have such obligations waived, or would be reasonably likely to jeopardize such Party’s attorney-client, work product or similar legal privilege; (b) any applicable Law may, in the good faith judgment of such Party’s outside counsel, require such Party to restrict or prohibit access to any such information, properties or personnel; or (c) such access would unreasonably and materially disrupt the businesses and operations of such Party. Prior to the Closing (x) none of Purchaser, its Affiliates or its Representatives shall contact or communicate, directly or indirectly, with any lessor (other than Shareholder) under any Real Property Lease for the purpose of discussing any Real Property Lease, any Pipeline Theater, the Company’s Business or the Contemplated Transactions without, in each such instance, permitting the Company, by providing reasonable prior notice to Company, to fully participate in any and all conferences, telephone conversations and other communications between Purchaser, its Affiliates or Representatives and any such lessor and (y) Purchaser shall, and shall cause its Affiliates or Representatives to, copy Shareholder on all written and electronic communications between such Persons and any such lessor when sent. Upon Purchaser’s reasonable request, prior to the Closing Shareholder, the Company and its Subsidiaries shall use their commercially reasonable efforts to assist Purchaser with (i) its preparation for the post-Closing integration of the Company’s information technology systems with the Purchaser’s information technology systems, including, without limitation (A) the development of software interfaces between, and integration of, the Company Proprietary Software and Purchaser’s software; and (B) the integration of historical data of the Company into Purchaser’s information technology systems, it being understood that no actual integration of technology systems shall occur until after Closing, and (ii) subject to the immediately preceding sentence, communication with the Company’s or its Subsidiaries’ landlords with respect to any requests of Purchaser’s lenders with respect to the Debt Financing. Upon the consummation of the Closing, the Parties hereto agree that this Section 6.1 shall terminate and forthwith become null and void in all respects and cease to have any further effect.
     Section 6.2 Conduct of the Company’s Business Prior to Closing. (a) Except as otherwise contemplated by this Agreement or as set forth on Section 6.2 of the Company Disclosure Schedule, between the date of this Agreement and the Closing Date, the Company will, and will cause its Subsidiaries to, (i) conduct the Company’s Business in the ordinary course of business, consistent with past practice and in accordance with applicable Law with no less diligence and effort than would be applied in the absence of this Agreement, (ii) use commercially reasonable efforts to (x) preserve intact, in all material respects, the current business organization (including the legal entities comprising such) of the Company and its Subsidiaries (including the relationships between the Company and its Subsidiaries’ and their respective directors, officers, executives, and managers, although the Company shall not be required to pay, or promise to pay, any consideration (other than compensation to which such individuals are currently entitled as directors or employees) as an inducement to continue their employment with the Company), and (y) maintain relations and goodwill with suppliers, customers, landlords, employees, creditors, and movie studios with whom the Company and its Subsidiaries has relationships and with the communities in which the Company has theaters or Pipeline Theaters, all in the ordinary course of business, consistent with past practice and with a view to preserving for Purchaser and Holdings the Company’s Business and the assets used therein and the goodwill associated therewith, (iii) operate its cash management in accordance with past practices, including with respect to the payment of Indebtedness (subject to Section 7.2(l)), purchase of inventory, provisions of services, payment of accounts payable and accrued liabilities and incurrence of and payment of or financing for capital expenditures, (iv) maintain the material tangible assets of the Company and its Subsidiaries in good repair and condition (excluding normal wear and tear), and (v) pay all Taxes as such Taxes become due and payable consistent with past practice.
          (b) Except as otherwise contemplated by this Agreement, between the date of this Agreement and the Closing Date, the Company will not, and will cause its Subsidiaries not to, without the prior consent of Purchaser:
          (i) make any modifications or amendments to any Listed Agreement, Real Property Lease, Pipeline Construction Agreement, Pipeline Architectural Agreement (except in each case in connection with any action permitted pursuant to subsections (xv) and (xvi) below) or material Governmental Authorization or waive or assign any right thereunder; provided that (A) the Company may enter into any extension or renewal of a Listed Agreement on a month-to-month basis without the prior consent of Purchaser; (B) the Company may execute or provide any updated schedules, bids or specifications with respect to any Pipeline Construction Agreement or Pipeline Architectural Agreement or any amendment, waiver or change with respect to any Pipeline Construction Agreement or Pipeline Architectural Agreement with respect to rights of the Company (1) prior to the commencement of design, (2) prior to the opening of any theater or (3) prior to the commencement of the Company’s work as a tenant for any Pipeline Theater without the prior consent of Purchaser, provided that such schedule, bid, specification, amendment, waiver or change will not require any capital expenditure that will result in a breach of Section 6.2(b)(xvi); and (C) with respect to any estoppel, subordination, non-disturbance and attornment, exhibits, consents, review of title, recording memoranda of lease or geotech reports required by any Real Property Lease, the Company shall provide immediately to Purchaser all documentation required under the Real Property Lease for review and comment, which comments shall be consistent with the terms of the Real Property Lease and shall be provided to the Company no later than five (5) Business Days prior to the required date of delivery or execution, as applicable, under the Real Property Lease, provided that the Company has provided to Purchaser such documents at least five (5) days in advance, provided further that if the time period for delivery or execution, as applicable, of such documentation under the Real Property Lease is less than five (5) Business Days, the Company shall use its commercially reasonable efforts to provide the documentation to Purchaser and to obtain comments from Purchaser prior to the required date of delivery or execution, and provided further that the Company may deliver or execute such documentation on the required date of delivery or execution under the Real Property Lease without prior consent or comment from the Purchaser if the Company has taken all actions required by this clause (C) and if such delivery or execution is necessary to prevent a breach or default by the Company under the Real Property Lease.
          (ii) amend or otherwise change its Governing Documents;
          (iii) issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (1) any shares of capital stock or any membership interests of the Company or its Subsidiaries, as applicable, or (2) any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of the Company or its Subsidiaries, or (3) any material portion of the assets of the Company or its Subsidiaries;
          (iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities or effect any like change in the capitalization of the Company or its Subsidiaries, declare or pay any dividends or other cash distributions upon any ownership interests of the Company or any of its Subsidiaries, or make any loans to Shareholder;
          (v) except as may be required by applicable Law, enter into, adopt or amend or terminate any employment agreement, bonus, profit sharing, compensation,

severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner;
          (vi) increase in any manner the compensation or fringe benefits of any director, officer or employee, other than salary or wage increases in the ordinary course of business to take effect on or after the first pay period following September 30, 2006 and not to exceed (A) 15% with respect to any director, officer or employee with an annual base salary less than $75,000, (B) 9% with respect to any director, officer or employee with an annual base salary greater than or equal to $75,000 and (C) 4.5% on an aggregate basis for all directors, officers and employees, each as set forth in the Agreement Date Salary Schedule, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof;
          (vii) hire additional employees of the Company or its Subsidiaries at the corporate office, or without prior notice to Purchaser, terminate without good cause the employment of any employees at the corporate office of the Company or any of its Subsidiaries; provided, however, that nothing in this subsection shall require Purchaser’s consent for the hiring of temporary employees entitled to total annual compensation of less than $75,000, who are not entitled to severance and who do not receive written employment agreements;
          (viii) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would reasonably be expected to have the effect of materially (i) increasing the present or future Tax liability or (ii) decreasing any present or future Tax asset of the Company, Purchaser, or any of their respective Subsidiaries or Affiliates, except in each case as may be required by Law;
          (ix) permit any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or loss payee to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to Purchaser is obtained and in effect, or enter into any new insurance policy other than a renewal of a previously existing policy;
          (x) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or otherwise permit the corporate existence of the Company or its Subsidiaries or the rights or franchises or any license, permit or authorization under which its business operates to be suspended, lapsed or revoked;

          (xi) enter into Contracts or other agreements (including non-binding letters of intent) to acquire, sell, develop, design, construct (other than with respect to Pipeline Theaters), lease, finance or operate movie theaters;
          (xii) except with respect to the License Agreement, assign, license or otherwise transfer any Intellectual Property or allow to lapse any registrations or applications for registration of Intellectual Property owned by the Company or one of its Subsidiaries;
          (xiii) incur, assume, or guaranty any liabilities or Indebtedness of any kind other than ordinary course trade payables or draws on the revolving credit facility under the Credit Agreement not to exceed $5,000,000 in the aggregate;
          (xiv) cancel any Indebtedness owed to the Company or its Subsidiaries or waive any material claims or rights pertaining to the business of the Company or any of its Subsidiaries;
          (xv) dispose of any assets with a fair market value in excess of $250,000 (other than any such disposition associated with closure of any theatre being replaced with a new theatre as set forth on Section 6.2(b) of the Company Disclosure Schedule);
          (xvi) make any capital expenditure with respect to any Pipeline Theater that would result in aggregate expenditures for such Pipeline Theater to exceed 110% of the amounts set forth on Section 6.2(b) of the Company Disclosure Schedule with respect to such Pipeline Theater;
          (xvii) make any single capital expenditure (or related capital expenditures) (excluding capital expenditures with respect to any Pipeline Theater) in excess of $100,000 or aggregate capital expenditures in excess of (A) $500,000 through the date that is sixty (60) days following the date of this Agreement, (B) an additional $250,000 thereafter (for a total of $750,000) plus (C) $324,000 in the aggregate with respect to the SouthCoast 16 and the Huntington Beach 20 theaters;
          (xviii) change, in any material respect, any accounting, financial reporting, inventory or credit allowance principle, practice, method or policy used by the Company or any of its Subsidiaries;
          (xix) compromise or settle any lawsuit or claim (including any lawsuit or claim involving as a party any Governmental Authority) if such settlement (i) involves individual payments by the Company or any of its Subsidiaries in respect of any such lawsuits or claims after the Closing (or forgiveness of amounts payable to the Company to or any of its Subsidiaries) in excess of $100,000 (or $400,000 in the aggregate) or (ii) would reasonably be expected to have a Company Material Adverse Effect or (iii) involves injunctive or other equitable relief; provided that, without the consent of Purchaser, the Company shall be permitted to make the following improvements related to any Disability Law, up to $50,000 per theater location and a total aggregate value of

$250,000: modifications to theater exteriors, sidewalks, signage, rest rooms, striping, and ordinary course repairs and maintenance;
          (xx) merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire, any business, business organization or division thereof, or any other Person;
          (xxi) enter into any transaction, agreement, contract or arrangement that would be required to be disclosed under Sections 3.12(a) or 3.21 of the Company Disclosure Schedule; or
          (xxii) enter any change order related to, revision, amendment, modification or waiver of any Pipeline Construction Agreement or Pipeline Architectural Agreement that will result in payments by the Company or any of its Subsidiaries in violation of subsection ((xvi)) above;
          (xxiii) sell or otherwise transfer any of the Fandango Shares; or
          (xxiv) agree to do any of the foregoing.
     Section 6.3 Consents; Approvals. (a) The Company shall use its commercially reasonable efforts to obtain (and shall refrain from taking any willful action that would impede obtaining) all consents, waivers, approvals, authorizations or orders needed to consummate the sale of the Shares and the Contemplated Transactions (including all requisite consents under the Real Property Leases); provided that Purchaser shall have the right to approve all notices to and requests for consent prior to their being sent to any third party and further provided that the Company shall not be required to pay any consideration, monetary or otherwise, that is more than $500 individually or agree to any material concessions, in order to obtain any such consents, waivers, approvals or authorizations unless Purchaser shall agree to bear the cost thereof.
     (b) The Company and Purchaser shall file the notification report, and all other documents to be filed in connection therewith, required by the HSR Act and the notification rules promulgated thereunder with the United States Federal Trade Commission and the United States Department of Justice as soon as practicable following the date hereof, but in any event within five Business Days following the date hereof (the date on which such filing is made, the “Original Filing Date”). Purchaser shall pay directly to the applicable Government Antitrust Entity the applicable HSR Act filing fee required in connection with any HSR notification required in connection with the Contemplated Transactions, including the Rollover. The Company and Purchaser shall respond promptly to any request for additional information that may be issued by either the Federal Trade Commission or the Department of Justice. Subject to the terms and conditions herein, Purchaser and the Company shall use commercially reasonable efforts to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the Original Filing Date (it being understood that this provision is not intended to require any Party to seek early termination). Without limiting the generality of the Company’s undertakings pursuant to this Section 6.3(b), the Company shall, in each case with the consent of Purchaser:

          (i) use its commercially reasonable efforts to prevent the entry in a judicial or administrative proceeding brought under any antitrust law by a Government Authority with jurisdiction over the enforcement of any applicable antitrust laws (“Government Antitrust Entity”) or any other party of any permanent or preliminary injunction or other order that would make consummation of Purchaser’s acquisition of the Company and the Company’s Business in accordance with the terms of this Agreement unlawful or that would prevent or delay such consummation; provided that, Purchaser and its counsel shall be responsible for all discussions with any Government Antitrust Entity (after consultation with the Company and its counsel) to the maximum extent permitted by Law and except as required by any Government Antitrust Entity; and
          (ii) take promptly, in the event that such an injunction or order has been issued in such a proceeding, any and all steps, including the appeal thereof or the posting of a bond, necessary to vacate, modify or suspend such injunction or order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.
          (c) Subject to applicable Law and subject to all applicable privileges, including the attorney-client privilege, Purchaser and the Company will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto relating to proceedings under the HSR Act or any other applicable merger control or similar Law, and shall promptly inform the other of any oral communication with, and provide copies of written communications with, any Governmental Antitrust Entity regarding any such filings or this transaction.
          (d) Notwithstanding anything to the contrary in this Section 6.3 or elsewhere in this Agreement, Purchaser shall not be required to agree to (i) material concessions in connection with any third party consents, (ii) incur any material liability or obligation of any kind, (iii) except as contemplated in clause (iv) below, enter into a consent decree (or other similar agreement) with the Federal Trade Commission, the Department of Justice or any other Governmental Authority, or (iv) except for the divestiture of no more than 75 screens in the aggregate, agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of, or to any limitation on, the acquisition, ownership, operation, effective control or exercise of full right of ownership of any asset of the Company’s Business or the business of the Purchaser and its Affiliates. Purchaser shall not be required to pursue antitrust approval under the HSR Act for a period of more than 150 days following the Original Filing Date, and Purchaser shall thereafter, in its sole discretion, be entitled to terminate this Agreement pursuant to Section 8.1(a)(vi).
     Section 6.4 Notification. Upon obtaining knowledge thereof, the Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event after the date hereof, the occurrence or non-occurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate such that the conditions to closing set forth in Section 7.2(a) and Section 7.3(a), as the case may be, shall not be met, and (b) any failure of the Company, CTH LLC, Shareholders, Purchaser or Holdings, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it after the date hereof such that the conditions to Closing set forth in Section 7.2(a) and Section 7.3(a), as the case may be, shall not be met. Should any such occurrence or non-occurrence referenced herein require any change in the Company Disclosure Schedule or the Shareholder Disclosure Schedule, the Company or Shareholder, as the case may be, shall deliver to Purchaser a supplement to the Company Disclosure Schedule or Shareholder Disclosure Schedule, as applicable, specifying such change; provided that the Company and Shareholder shall only be entitled to update, amend or modify the Company Disclosure Schedule or the Shareholder Disclosure Schedule, as the case may be, after the date of this Agreement until the Closing Date (the “Update Period”) to reflect factors, circumstances or events first arising or, in the case of representations given to the Company’s Knowledge, becoming known to the Company, during the Update Period or to reflect factors, circumstances or events arising or resulting from any action taken or not taken by the Company, CTH LLC or Shareholder as a result of Purchaser’s consent pursuant to Section 6.2. Purchaser will be deemed to have accepted such supplement to the Company Disclosure Schedule or the Shareholder Disclosure Schedule (i) where the update is made to reflect any action taken or not taken by the Company, CTH LLC or Shareholder as a result of Purchaser’s consent pursuant to Section 6.2 and (ii) in all other cases, unless Purchaser delivers written notice of its objection to Shareholder and the Company within ten (10) Business Days after the date the supplement is delivered. If Purchaser delivers a written notice of its objection to such supplement to the Company Disclosure Schedule or the Shareholder Disclosure Schedule, as applicable, Purchaser shall have, in addition to any other rights and remedies at law or equity, the right to terminate this Agreement as provided in Section 8.1(a)(iv). Upon the acceptance or deemed acceptance of any such supplement by Purchaser, the information contained in such supplement will be deemed to become part of the Company Disclosure Schedule or the Shareholder Disclosure Schedule, as applicable, and will be deemed to qualify and constitute an exception to the applicable representations and warranties of the Company, CTH LLC or Shareholder, as applicable. The delivery of any such notice pursuant to this Section 6.4 shall not be deemed an admission or an acknowledgement (i) that the subject matter of such notice is material or would reasonably be expected to have a Company Material Adverse Effect or is outside of the ordinary course of business or inconsistent with past practice, or (ii) that there has occurred an actual or anticipatory breach of, or failure to comply with or satisfy, any representation, warranty, covenant, condition or agreement.
     Section 6.5 No Negotiation. Up until the Closing, Shareholder, CTH LLC and the Company will, and will cause each of their respective Affiliates and Representatives to, discontinue (i) any discussions, negotiations or other interactions with any Person (other than Purchaser and Holdings) relating to any Alternative Transaction and (ii) providing any confidential information or data with respect to the Company or its Subsidiaries to any Person other than to Purchaser, Holdings and their respective Representatives for the purpose of or otherwise related to proposing, evaluating or effecting an Alternative Transaction. Until such time, if any, as this Agreement is terminated pursuant to Article VIII or the Closing occurs, Shareholder, CTH LLC and the Company will not, and will cause their respective Affiliates and Representatives to not, entertain, solicit, initiate, encourage or respond to any inquiries or proposals from, or negotiate with, any Person (other than Purchaser or Holdings) relating to any such Alternative Transaction involving any of the Company or its Subsidiaries. The Company shall promptly, but in no event later than two days after its occurrence, notify Purchaser if any Person makes any proposal, offer, inquiry or contact with respect to an Alternative Transaction and will provide to Purchaser the identity of such Person, the nature of the offer, inquiry or proposal, the terms of any proposal and, in each case, the Company’s, CTH LLC’s or Shareholder’s response thereto, as applicable.
     Section 6.6 Trademarks, Brand Names, Etc. As promptly as practicable after the Closing Date, Purchaser shall cause the Company and its Subsidiaries to remove the name “Syufy” and any trademarks, trade names, brand names, trade dress or logos containing such names which are listed and specifically identified on Section 6.6 of the Company Disclosure Schedule from all Internet sites, labels, stationery or office forms of the Company and its Subsidiaries. Thereafter, other than pursuant to any agreement between Shareholder or its Affiliates (other than the Company and its Subsidiaries) and the Company or its Subsidiaries, Purchaser shall neither use nor permit any of its Affiliates to use such name as a trademark or service mark or any trademark, trade name, brandmark, brand name, trade dress or logo containing such name in connection with the Company, its Subsidiaries or otherwise.
     Section 6.7 Further Action. Except as otherwise provided herein, each of the Parties shall use its best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to transfer, convey, grant and confirm to and vest in Purchaser and Holdings good and marketable title to all of the Shares free and clear of all Liens, purchase options, calls or similar third party rights.
     Section 6.8 Tax Matters.
          (a) Whenever it is necessary for purposes of this Agreement to determine the liability for Non-Income Taxes of the Company or any of its Subsidiaries for a taxable year or period that begins before and ends after the Closing Date (a “Straddle Period”), the determination shall be made by assuming that such entity had a taxable year which ended at the close of business on the Closing Date.
          (b) Purchaser shall prepare and timely file, or cause to be prepared and timely filed when due (including extensions), any Tax Return that is required to be filed after the Closing Date to the extent such Tax Return is with respect to the operations, assets or activities of the Company or any of its Subsidiaries. To the extent an Income Tax Return is required to be filed after the date hereof and on or before the Closing Date with respect to the operations, assets or activities of the Company or any of its Subsidiaries, the Company shall prepare and timely file, or cause to be prepared and timely filed, such return; provided, however, that the Company shall provide any such Income Tax Return to Purchaser for its review and comment at least 60 days prior to the due date of such return and the Company shall file or cause to be filed such return only after obtaining Purchaser’s consent (not to be unreasonably withheld or delayed).
          (c) Shareholder, at its own expense, shall provide to Purchaser all information necessary in Purchaser’s reasonable discretion to completely and accurately report any transactions that (i) occurred out of the ordinary course of business, including the Special Dividend and the 2006 Restructuring, (ii) occurred on or before the Closing, and (iii) will be reported on a Tax Return (including any Form 1099) or that will affect a Tax Return that is required to be filed by Purchaser or the Company after the Closing Date. This information includes the information required to report on Form 1099 (and any similar form filed with state, local or foreign Tax authorities) the portion of the Special Dividend that is properly treated as a dividend for Tax purposes.
          (d) Each of Purchaser and Shareholder shall, and shall cause its respective Subsidiaries and Affiliates to (i) retain all books and records with respect to Tax matters pertinent to the Company and each of its Subsidiaries relating to any taxable period beginning before the Closing Date until the sixth anniversary of the Closing Date, and abide by all record retention agreements entered into with any Governmental Authority, and (ii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the notifying Party shall, and shall cause the Company and each of its Subsidiaries to, allow each Party to take possession of such books and records at such other Party’s expense. During the period such books and records with respect to Tax matters are retained each Party shall provide, or shall cause its Subsidiaries and Affiliates to provide, as applicable, reasonable access to the other Party during normal working hours, including the right to make copies, at such other Party’s expense, in connection with any audit or other proceeding with respect to Taxes or any claim for indemnification with respect to Taxes. Notwithstanding anything in this Agreement to the contrary, Shareholder shall, and shall cause its respective Subsidiaries and Affiliates to, at Shareholder’s expense, transfer to Company, such that Company has in its possession as of and after the Closing Date, all books and records (including Tax work papers and Tax Returns) for periods through the Closing Date that may be required for the Company to conduct an earnings and profits study with respect to all periods up to and including the Closing Date.
          (e) Purchaser, the Company and the Shareholder further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed, provided that obtaining such certificate or other document may not reasonably be expected to adversely affect Purchaser, the Company, any of the Subsidiaries or the Shareholder.
          (f) Within ninety (90) days of Purchaser’s request, Shareholder shall prepare and provide to Purchaser such Tax information as is reasonably requested by Purchaser with respect to any operations, ownership, assets or activities of the Company and each of the Subsidiaries for periods prior to the Closing Date, including pro forma Tax Returns, to the extent such information is relevant to the preparation of any Tax Return that Purchaser is required to prepare and file under this Section 6.8 or under applicable Law. Purchaser shall reimburse Shareholder for any reasonable out-of-pocket costs in preparing any such Tax information.
          (g) Purchaser, the Company and its Subsidiaries and Shareholder shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article VI and any audit, litigation or other proceeding with respect to Taxes.
     Section 6.9 Tax Indemnity. Notwithstanding anything in this agreement to the contrary, Shareholder shall indemnify Purchaser, its Affiliates, the Company and its Subsidiaries

and each of their respective officers, directors, employees, agents, representatives, Affiliates, successors and permitted assigns shall (the “Purchaser Indemnified Parties”) from and against:
          (a) any and all Taxes, liabilities, losses, damages, debts, obligations, claims, costs or expenses, interest, awards, judgments, orders, fines and penalties (including reasonable attorneys’ fees and expenses) suffered or incurred by them as a result of the Shareholder’s failure to fully comply with its obligations to provide information under Section 6.8(c);
          (b) any Taxes imposed as a result of or penalties attributable to the Special Dividend or the 2006 Restructuring; and
          (c) any and all losses solely attributable to interest and penalties incurred as a result of the Company’s preparation of Income Tax Returns for periods after September 30, 2005, through and including the Closing Date (the “Applicable Tax Return Periods”) in accordance with the customs and practices employed by the Company in filing Income Tax Returns for periods ending September 30, 2005; provided, however, that Shareholder shall not be required to indemnify the Purchaser Indemnified Parties pursuant to this Section 6.9(c) if the relevant custom or practice is no longer employable due to a change in statute or regulation in effect for the Applicable Tax Return Periods (as compared to that in effect for the period ending September 30, 2005) or to the extent that the facts in such Applicable Tax Return Periods are different from the facts with respect to the period ending September 30, 2005, and such difference causes the relevant custom or practice to no longer apply.
     Section 6.10 Refunds and Credits. Except to the extent such item results from the carryback of a post-September 29, 2005 Tax attribute, any refunds, rebates, credits or overpayments of Income Taxes of the Company and each of the Subsidiaries for any taxable period ending on or before September 29, 2005 (“Seller Income Tax Refunds”) shall be for the account of Shareholder, and Purchaser shall promptly pay to Shareholder any Seller Income Tax Refunds received by Purchaser or its Affiliates after the Closing. Any refunds, rebates, credits or overpayments of the Company and each of the Subsidiaries of Income Taxes for any taxable period beginning after the Closing Date or attributable to the carryback of a post-September 30, 2005 Tax attribute (“Purchaser Income Tax Refunds”) shall be for the account of Purchaser, and Shareholder shall promptly pay to Purchaser any Purchaser Income Tax Refunds received by Shareholder after the Closing. Any refunds rebates, credits or overpayments of Non-Income Taxes of the Company and each of the Subsidiaries that are with respect to Non-Income Taxes paid by the Company on or before May 25, 2006, shall be for the account of Shareholder (“Seller Non-Income Tax Refunds”) and any other refunds, rebates, credits or overpayments of Non-income Taxes of the Company and each of the Subsidiaries shall be for the account of Purchaser (“Purchaser Non-Income Tax Refunds”). Purchaser shall promptly pay to Shareholder any Seller Non-Income Tax Refunds received by Purchaser or its Affiliates after the Closing and Shareholder shall promptly pay to Purchaser any Purchaser Non-Income Tax Refunds received by Shareholder after the Closing.
     Section 6.11 Transfer Taxes. Purchaser, on the one hand, and Shareholder, on the other, shall each pay 50% of all transfer, documentary, sales, use, stamp, registration and other such Taxes (including real estate transfer Taxes), and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the purchase of the Shares. Purchaser shall, at its own expense, prepare and cause to be filed all necessary Tax Returns and other documentations with respect to all such Taxes, fees and charges and, if required by applicable Law, the Parties shall, and shall cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.
     Section 6.12 Employee Matters.
          (a) Purchaser agrees that for a period of 6 months, each Continuing Employee shall be provided such employment on terms and conditions substantially as favorable as provided by the Company immediately prior to the Closing with respect to base salary and benefits set forth in the U.S. Benefit Plans, Foreign Benefit Plans, the Annual Incentive Plan, the Project Incentive Compensation Plan (Project Managers) and the Project Incentive Compensation Plan (Vice Presidents).
          (b) Shareholder shall assume and retain each U.S. Benefit Plan, and none of Holdings, Purchaser, the Company, its Subsidiaries, or any of their respective Affiliates shall have any obligation or liability at any time relating to or arising under or in connection with, any U.S. Benefit Plan or any “employee benefit plan” (as defined in Section 3(3) of ERISA) or any other benefit plan, program or arrangement of any kind at any time maintained, sponsored or contributed or required to be contributed to by Shareholder or any of its Affiliates (including CTH LLC), the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which Shareholder or any of its Affiliates (including CTH LLC), the Company, any of its Subsidiaries or any ERISA Affiliate has any liability or potential liability, including for the avoidance of doubt (i) the responsibility for satisfying the continuation coverage requirements of COBRA for all employees or former employees or other service providers (and any dependents or beneficiaries thereof) of Shareholder or any of its Affiliates (including CTH LLC), the Company, its Subsidiaries or any of their affiliates, or any ERISA Affiliate who are receiving COBRA continuation coverage as of the Closing Date or who are entitled to elect such coverage on account of a qualifying event occurring on or before the Closing Date, and (ii) the sponsorship of and all liabilities and obligations of any kind arising at any time under the 401(k) plan covering employees of the Company and its Subsidiaries prior to the Closing.
          (c) All vacation, sickness, leave, holiday and personal days accrued by the Continuing Employees prior to the Closing shall be honored by Purchaser and/or the Company.
          (d) Effective as of the Closing Date, the Company or Purchaser shall make available a cafeteria plan described under Section 125 of the Code for the benefit of all Continuing Employees (“Purchaser’s Cafeteria Plan”) who were eligible to participate in such a plan sponsored by the Company and assumed by Shareholder as indicated above (“Shareholder’s Cafeteria Plan”). Purchaser’s Cafeteria Plan shall include medical expense reimbursement accounts and dependent care assistance accounts (as described under Sections 125 or 129 of the Code) (the “Flex Accounts”). As soon as administratively feasible after the Closing Date, Shareholder shall transfer to Purchaser’s Cafeteria Plans the account balance of any Flex Accounts maintained by Continuing Employees in Shareholder’s Cafeteria Plan.
          (e) The provisions of this Section 6.12 are for the sole benefit of the Parties to this Agreement and their permitted successors and assigns, and nothing herein, expressed or implied, shall give or be construed to give any Person, other than the Parties hereto and such permitted successors and assigns, any legal or equitable rights hereunder.
          (f) Nothing in this Section 6.12 is intended to alter the terms and conditions or character of any existing employment relationship between the Company or its Subsidiaries and any Continuing Employee and, in particular, nothing herein shall be construed to limit the ability of the Company, its Subsidiaries, Holdings, Purchaser, or any of their Affiliates to terminate the employment of any employee (including any Continuing Employee) at any time and for any or no reason.
     Section 6.13 Actions with Respect to Financing.
          (a) From the date hereof until the Closing Date, the Company shall, and shall cause each of its Subsidiaries and its and their respective employees and Representatives to use commercially reasonable efforts to, assist Purchaser in obtaining the financing contemplated by the Debt Financing Commitment Letter (and any comparable financing that Purchaser may elect to obtain in substitution for all or part of the financing contemplated by the Debt Financing Commitment Letter) and in connection therewith, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to: (i) promptly prepare and provide all financial and other information as Purchaser or its lenders may reasonably request with respect to the Company, its Subsidiaries and the Contemplated Transactions (including financial projections relating to the foregoing); (ii) assist in the preparation of an offering memorandum or registration statement and “road show” and other marketing materials for use in connection with the offering of any securities constituting a portion of Purchaser’s financing, including providing Purchaser with any audited and interim unaudited balance sheets and related statements of income of the Company and its Subsidiaries; (iii) make available to prospective lenders such senior management and advisors of the Company and its Subsidiaries as Purchaser’s lenders may reasonably request; (iv) make senior management of the Company and its Subsidiaries reasonably available to participate in “road show” meetings with prospective investors in connection with the offering of any securities constituting a portion of the financing contemplated by the Debt Financing Commitment Letter; (v) assist Purchaser and its lenders in the preparation and presentation of one or more confidential information memoranda, “bank books,” information packages regarding the business, operations, projections and prospects of the Company and other marketing materials to be used in connection with the syndication of each of such facilities and in obtaining and maintaining credit ratings from Standard & Poor’s Rating Group and Moody’s Investor Services, Inc.; and (vi) assist Purchaser and its lenders in communicating with and obtaining from the landlord under each Real Property Lease such information, agreements, instruments or certificates requested by Purchaser’s lenders in connection with the Debt Financing, provided that the Company shall not be required to pay any material consideration, monetary or otherwise, or agree to any material concessions, in order to obtain any such information, agreements, instruments or certificates unless Purchaser shall agree to bear the cost thereof.
          (b) In addition to the foregoing, the Company, Shareholder and CTH LLC shall use commercially reasonable efforts to cause the Company’s independent certified public accountants to (i) deliver to Purchaser and the underwriters or placement agents in any financing referred to above a letter covering such matters as are reasonably requested by Purchaser or such underwriters or placement agents, as the case may be, and as are customarily addressed in accountants’ “comfort letters” and (ii) provide their consent to the references to them as experts and the inclusion in any applicable filings of their auditors reports, provided that any fees and expenses incurred in retaining such accountants for these purposes shall be borne by Purchaser.
          (c) Purchaser will use commercially reasonable efforts to obtain the proceeds of the financing contemplated by the Purchaser Debt Financing Commitment Letter on the terms and conditions described in such letter. Purchaser shall not consent to any amendment or modification to the conditions to funding set forth on Exhibit B to the Purchaser Debt Financing Commitment Letter in a manner that would materially increase the likelihood that the conditions to funding would not be satisfied. Purchaser shall provide a copy of any amendment to the Purchaser Debt Financing Commitment Letter to the Company.
     Section 6.14 Public Announcements. Prior to the Closing, the Company, Shareholder, CTH LLC, Purchaser and Holdings agree that they shall not, and each Party shall cause its Affiliates and Representatives not to, make any statement to the press, press release or other public announcement regarding this Agreement or the Contemplated Transactions unless the text and time of the release of any such statement have been approved by the other Parties, except where (i) such disclosure is required pursuant to applicable Law, including disclosures to the Securities and Exchange Commission regarding this Agreement (in which case such Party will provide reasonable opportunity to the other Party to review, any such public statements prior to disclosure) and (ii) except that Purchaser shall be permitted to disclose the existence and contents of this Agreement and such other information related to the Contemplated Transactions and the Company and its Subsidiaries as Purchaser reasonably deems necessary to National CineMedia, LLC, a Delaware limited liability company (“NCM”), and the members, Representatives and financing sources of NCM and each of its members. The Parties shall issue a joint press release, mutually acceptable to the Company, Shareholder and Purchaser, promptly upon execution of this Agreement. Thereafter, no Party to this Agreement will issue any press release or make any other public disclosures concerning the Contemplated Transactions or the contents of this Agreement without the prior written consent of the other Parties. Notwithstanding the above, nothing in this Section 6.14 will preclude any Party from making any disclosures required by Law or necessary and proper in conjunction with the filing of any Tax Return or other document required to be filed in connection with making or obtaining (as the case may) any Governmental Authorizations required hereunder; provided that the Party required to make the release or statement shall allow the other Parties reasonable time to review and comment on such release or statement in advance of such issuance.
     Section 6.15 Section 280G.
          (a) The Company shall submit for approval by Shareholder so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, Contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such shareholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

          (b) Each Person who might receive any payments and/or benefits referred to in Section 6.15 hereof shall have executed and delivered to the Company a 280G Waiver substantially in the form attached hereto as Exhibit H (the “280G Waiver”), by which such Person agrees to waive any right or entitlement to the payments and/or benefits referred to in Section 6.15 hereof, unless the requisite stockholder approval of those payments and/or benefits are obtained pursuant to Section 6.15 hereof.
     Section 6.16 Stub Period Financial Statements. The Company shall use commercially reasonable efforts to close its books and perform such internal tasks as may be consistent with the preparation of an audited consolidated balance sheet of the Company and its Subsidiaries as of July 27, 2006 and the related statements of income, shareholders’ equity and cash flows for the 10-month period then ended, all prepared in accordance with GAAP applied in the same matter as in the preparation of the Latest Audited Balance Sheet, but the delivery of such financial statements, and the retention of an independent public accounting firm to audit such financial statements, shall not be a condition to the Closing.
     Section 6.17 Severance Plan and Severance Payment.
          (a) Prior to the Closing, Shareholder shall cause the Company to approve and adopt the Severance Plan in the form attached as Exhibit I hereto.
          (b) No later than three Business Days prior to the Closing, the Company shall deliver to Purchaser an update to the Agreement Date Salary Schedule to reflect any changes in the base salary for Eligible Employees since the date hereof (as so adjusted, the “Closing Date Salary Schedule”); provided that, in no event shall the amount of base salary as reflected on the Closing Date Salary Schedule exceed the amount of base salary as reflected on the Agreement Date Salary Schedule by more than (i) 15% for any Eligible Employee with an annual base salary less than $75,000 on the Agreement Date Salary Schedule, (ii) 9% with respect to any Eligible Employee with an annual base salary greater than or equal to $75,000 on the Agreement Date Salary Schedule or (iii) 4.5% in the aggregate for all Eligible Employees; and provided further that in no event shall any such increase in the base salary for any employee go into effect before the first pay period following September 30, 2006. Notwithstanding anything in this Agreement to the Contrary, the Company may modify the terms of the Annual Incentive Plan or any successor or similar Plan to comply with Code Section 409A including, but not limited to, the payment terms of such plan.
          (c) At the Closing, Shareholder (and not CTH LLC, the Company or its Subsidiaries) shall deposit in escrow an amount (the “Severance Escrow Fund”) in cash equal to the sum of (i) the aggregate amount of two months’ base salary for all of the Eligible Employees as reflected on the Closing Date Salary Schedule, plus (ii) all withholding Taxes with respect to the amount set forth in clause (i), plus (iii) any social security, medicare, unemployment or other payroll taxes payable by the Company or its Subsidiaries with respect to the amount set forth in clause (i), with such institution acting as escrow agent as shall be acceptable to Shareholder and Purchaser and which amount shall be held pursuant to the terms of this Agreement and an escrow agreement among Shareholder, the Company, the escrow agent and Purchaser with respect to the Severance Escrow Fund.

          (d) At any time after the Closing and prior to the Severance Escrow Expiration Date, if any Eligible Employee receives any payment under the Severance Plan adopted pursuant to Section 6.17(a), the Company shall deliver to the escrow agent a certificate signed by an officer of the Company or Purchaser stating that the Company has made a payment to an Eligible Employee pursuant to the Severance Plan and the amount of such payment. Upon receipt of such certificate, the escrow agent shall deliver to the Company out of the Severance Escrow Fund, as promptly as practicable, an amount equal to the sum of (i) two months’ base salary for the Eligible Employee as set forth on the Closing Date Salary Schedule, plus (ii) any withholding Taxes with respect to the amount set forth in clause (i), plus (iii) any social security, medicare, unemployment or other payroll taxes payable by the Company or its Subsidiaries with respect to the amount set forth in clause (i).
          (e) Promptly after the Severance Escrow Expiration Date, the escrow agent shall deliver to Shareholder the remaining portion of the Severance Escrow Fund after the payment of any amounts due pursuant to Section 6.17(d).
          (f) At any time prior to the Closing, Shareholder (and not the Company or its Subsidiaries) shall pay to each project manager any and all payments, whether or not such payment is then due and payable, with respect to any project, whether open or closed, for which the project manager is responsible pursuant to the Project Incentive Compensation Plan (Project Managers) and the Project Incentive Compensation Plan (Vice Presidents) and any similar plans.
     Section 6.18 Annual Incentive Plan.
          (a) The Company shall make all payments required to be made to AIP Employees under the Annual Incentive Plan at the Closing or as soon thereafter as the amount payable under such plan can be determined in accordance with its terms. With respect to any payment made to any AIP Employee under the Annual Incentive Plan pursuant to this Section 6.18(a), if such payment is made (A) prior to the last day of the Company’s 2006 fiscal year, the payment shall be calculated using the Pro-Rata Calculation Method, (B) after the last day of the Company’s 2006 fiscal year but prior to the completion of the audit with respect to the 2006 fiscal year, the payment shall be calculated using the Pre-Audit Calculation Method and (C) after the completion of the audit with respect to the 2006 fiscal year, the payment shall be calculated using the Audit Calculation Method.
          (b) The Company shall have the right to adopt an annual incentive plan with respect to its 2007 fiscal year (the “2007 AIP”); provided that the 2007 AIP shall provide for compensation no greater in the aggregate than the Annual Incentive Plan, shall not extend beyond six months following the Closing Date, and contain terms (including, without limitation, as to eligibility, performance targets and incentive award levels) substantially similar to the terms of the Annual Incentive Plan and shall be in accordance with the terms of this Agreement. If the Company adopts a 2007 AIP, the Company shall make all payments required by the 2007 AIP. With respect to any payment made to any AIP Employee under the 2007 AIP pursuant to this Section 6.18(b), such payment shall be calculated using the Pro-Rata Calculation Method.

          (c) Upon the making of the payments contemplated by Section 6.18(a) and Section 6.18(b), the Annual Incentive Plan and the 2007 AIP shall terminate and be of no further force and effect.
     Section 6.19 Payments with respect to Fandango Shares after the Closing.
          (a) Payment of Proceeds with respect to Transfer of Fandango Shares. After the Closing, in the event that the Company or the Purchaser receives cash proceeds upon a sale or transfer of any of the Fandango Shares, the Company shall pay to Shareholder such cash proceeds received by the Company, Purchaser or Holdings (net of any Taxes paid by the Company or its Affiliates thereon); provided that the aggregate amount payable to Shareholder pursuant to this Section 6.19(a) shall not exceed in the aggregate Two Million Eight Hundred Thousand Dollars ($2,800,000).
          (b) Payment with respect to Publicly-Traded Fandango Shares. After the Closing, in the event that the Fandango Shares are traded on a national securities exchange or The Nasdaq Stock Market (“Nasdaq”) for 180 days consecutively at an average closing price per Fandango Share that results in an aggregate value for the Fandango Shares of at least Five Million Six Hundred Thousand Dollars ($5,600,000), then, promptly, and in no event later than ten Business Days after such 180 day period, the Company (or its designee) shall pay to Shareholder an amount in cash equal to Two Million Eight Hundred Thousand Dollars ($2,800,000).
     Section 6.20 Office Furnishings. Any ownership interest of the Company in the Furnishings primarily used by Raymond W. Syufy, Joseph Syufy or any other Company employee, if any, who is employed by Shareholder after the Closing, shall be transferred to Shareholder without any fee, service charge or other payment (i) at the time of Closing with respect to the Furnishings primarily used by Raymond W. Syufy and Joseph Syufy and (ii) at the commencement of employment with Shareholder with respect to the Furnishings primarily used by any other Company employee.
     Section 6.21 Seller Transaction and Financing Expenses. Shareholder (and not the Company or its Subsidiaries) shall pay in full all Seller Transaction Expenses immediately prior to the Closing, and none of Purchaser, Holdings, the Company or its Subsidiaries shall have any obligation to any payee of any Seller Transaction Expense (including indemnification obligations) after the Closing. Shareholder (and not the Company or its Subsidiaries) shall pay in full all Seller Financing Expenses as soon as such expenses become due and payable and in all cases prior to Closing, and none of Purchaser, Holdings, the Company or its Subsidiaries shall have any obligation to any payee of any Seller Financing Expense (including indemnification obligations) after the Closing.
     Section 6.22 Aurora Property. The Company shall seek to obtain a consent from the owner (the “Aurora Landlord”) of the Real Property located at 14300 East Alameda Ave. CO 80012 (the “Aurora Property”) to the consummation of the Contemplated Transactions in accordance with the terms of the Aurora Lease and in a form reasonably satisfactory to Purchaser and shall deliver such request for consent within seven (7) Business Days following the date of this Agreement; provided that, if consent is not received prior to Closing and the Aurora

Landlord has exercised its recapture right (or the time period for the Aurora Landlord to exercise the recapture right under the Aurora Lease has not expired as of the Closing), then the Purchase Price shall be reduced by $17.5 million. In the event the Purchase Price is reduced pursuant to this Section 6.22 and following the Closing the Company receives the Recapture Price (as defined in the Aurora Lease) from the Aurora Landlord in connection with a recapture of the Aurora Property pursuant to the terms of the Aurora Lease, Purchaser shall cause the Company to pay the Recapture Price to Shareholder. Purchaser further agrees to use commercially reasonable efforts, at Shareholder’s expense, to collect the Recapture Price from the Aurora Landlord for a period of 30 days following the Closing, and to the extent that Purchaser is unable to collect the Recapture Price during such 30-day period, Purchaser agrees to assign its rights to collect the Recapture Price to Shareholder. In the event the Purchase Price is reduced pursuant to this Section 6.22 but the time period for the Aurora Landlord to exercise the recapture right had not expired as of the Closing, and following the Closing the Aurora Landlord either consents to the Contemplated Transactions or the time period for exercising the recapture right expires, Purchaser shall pay (or cause to be paid) to the Shareholder the amount by which the Purchase Price was reduced pursuant to this Section 6.22. Upon a recapture of the Aurora Property by the Aurora Landlord, Shareholder shall have the right to exercise the Company’s right to remove equipment from the Aurora Property pursuant to the terms of the Aurora Lease and dispose of any removed equipment by sale or otherwise, at the sole cost and expense of Shareholder. Shareholder shall retain all proceeds received from the disposal of any removed equipment.
     Section 6.23 Northglenn Property. Shareholder shall cause the Company to either (a) terminate the Northglenn Lease or (b) distribute 100% of the limited liability company interests of Century Theatres NG, LLC, a California limited liability company, to Shareholder (the “Northglenn Distribution”) prior to Closing. In the event the Shareholder effects the Northglenn Distribution, Shareholder and Purchaser shall negotiate in good faith for a period of 90 days to enter into a management agreement whereby Purchaser or one of its Affiliates will manage the Northglenn theater on behalf of Shareholder. Following the conclusion of the 90-day period Shareholder may negotiate and enter into a management agreement with any third party without any further obligation to Purchaser with respect to such agreement. Nothing in this Section 6.23 shall in any way limit or modify the restrictions set forth in the Noncompetition and Nondisclosure Agreement.
     Section 6.24 Credit Agreement Consent. The Company shall use its best efforts to promptly obtain the consent of the Required Lenders (as defined in the Credit Agreement) with respect to the execution and the consummation of the transactions contemplated by this Agreement. In the event the Company is unable to secure the consent of the Required Lenders, the Company shall obtain the proceeds of the financing contemplated by the Company Debt Financing Commitment Letter and refinance the Credit Agreement. Neither the Shareholder nor the Company shall consent to any amendment or modification to the conditions to funding set forth in the Company Debt Financing Commitment Letter in a manner that would materially increase the likelihood that the conditions to funding would not be satisfied.

ARTICLE VII
CONDITIONS TO CLOSING
     Section 7.1 Conditions to Obligations of Each Party. The respective obligations of each Party to effect the sale and purchase of the Shares, as applicable, and consummate the other Contemplated Transactions shall be subject to the satisfaction as of the Closing Date of the following conditions:
          (a) HSR Act. The waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Closing Date with, and all consents, approvals, permits and authorizations required to be obtained prior to the Closing Date from Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the Contemplated Transactions will have been made or obtained (as the case may be).
          (b) No Proceedings or Orders. No proceeding shall have been commenced by any Governmental Authority or third party against any Party seeking to restrain the purchase and sale of the Shares and there shall not be in effect any Law or Governmental Order directing that the purchase and sale of the Shares not be consummated or which has the effect of enjoining or otherwise prohibiting consummation of the purchase and sale of the Shares.
          (c) Holdings Stockholders Agreement. The Holdings Stockholders Agreement attached hereto as Exhibit C shall be in full force and effect as of the Closing and shall not have been amended.
          (d) Holdings Registration Agreement. The Holdings Registration Agreement attached hereto as Exhibit D shall be in full force and effect as of the Closing and shall not have been amended.
     Section 7.2 Additional Conditions to Obligations of Purchaser and Holdings. The obligations of Purchaser to purchase the Shares and of Holdings to issue the Holdings Stock and the obligations of each of them to consummate the other Contemplated Transactions shall be subject to the fulfillment as of the Closing of each of the following conditions:
          (a) Representations and Warranties. The representations and warranties of the Company, Shareholder and CTH LLC contained in the Transaction Documents which are not qualified as to materiality or Company Material Adverse Effect shall be true and correct in all material respects, and the representations and warranties which are qualified as to materiality or a Company Material Adverse Effect shall be true and correct in all respects, in each case at and as of the Closing Date, as though then made, and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date)), and Purchaser shall have received a certificate to such effect signed by an executive officer of the Company, CTH LLC and Shareholder.
          (b) Agreements and Covenants. The Company, CTH LLC and Shareholder each shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it (except for any agreements or covenants that are qualified by a standard of materiality, which agreements or covenants the Company, CTH LLC and Shareholder shall have performed or complied with in all respects) on or prior to the Closing Date, and Purchaser shall have received a certificate to such effect signed by an executive officer of the Company, CTH LLC and Shareholder.
          (c) Delivery of Shares. Shareholder shall have delivered the Shares (including the Rollover Shares) to Purchaser and Holdings, as applicable, duly endorsed for transfer and accompanied by stock powers duly executed in blank.
          (d) Contribution and Exchange Agreement; Holdings Stockholders Agreement; Holdings Registration Agreement. The Contribution and Exchange Agreement, the Holdings Stockholders Agreement and the Holdings Registration Agreement shall be in full force and effect as of the Closing.
          (e) No Material Adverse Change. No event that has had, or would reasonably be expected to have, a Company Material Adverse Effect shall have occurred since the date of this Agreement.
          (f) Opinion of Company Counsel. The Company shall have furnished Purchaser with an opinion of Morrison & Foerster LLP, counsel to the Company, (which opinion shall state that the agent and the lenders with respect to the Debt Financing contemplated by the Debt Financing Commitment Letter may rely on such opinion for purposes of arranging or providing such Debt Financing), opining on matters set forth on Exhibit L attached hereto, in form and substance reasonably acceptable to Purchaser’s counsel.
          (g) Terminated Agreements. Each of the Agreements set forth on Schedule 7.2(g) attached hereto shall have been terminated, and evidence of such shall have been delivered to Purchaser, in form and substance reasonably acceptable to Purchaser.
          (h) Financing. Purchaser shall have received the Debt Financing proceeds in the amounts and on the terms and conditions set forth in the term sheets included with the Purchaser Debt Financing Commitment Letter.
          (i) Payoff Letters. The Company shall have provided to Purchaser payoff letters with respect to all Indebtedness of the Company and its Subsidiaries to be paid off at the Closing by Purchaser, which Indebtedness is set forth on Schedule 3.24 of the Company Disclosure Schedule, and shall have obtained releases of all Liens related thereto, including appropriate UCC termination statements against CTH LLC’s the Company’s or any of its Subsidiaries’ property, in form and substance reasonably satisfactory to Purchaser.
          (j) FIRPTA Certificate. Shareholder shall have delivered to Purchaser an affidavit, dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, certifying that Shareholder is not a foreign Person so that Purchaser is exempt from withholding any portion of the Purchase Price payable to Shareholder.
          (k) Section 280G. Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code shall have been submitted for approval by such number of stockholders of Company as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q&A 7 of Section 1.280G-1 of such Treasury Regulations, and, in the absence of such shareholder approval, none of those payments or benefits shall be paid or provided, pursuant to the 280G Waivers.
          (l) Seller Expenses. Purchaser shall have received from each of the payees of the Seller Transaction Expenses identified on Schedule 7.2(l) a written acknowledgement, in form and substance reasonably satisfactory to Purchaser, that each such payee has been paid in full for all services rendered for, or on behalf of, Shareholder, CTH LLC, the Company and its Subsidiaries as of the Closing and that none of Holdings, Purchaser or the Company or its Subsidiaries shall have any obligations to such payee (including indemnification obligations) after the Closing.
          (m) Officer’s Certificate. The Company shall have delivered to Purchaser a certificate of an authorized officer of the Company in the form set forth on Exhibit M, dated the Closing Date, stating that each of the conditions specified above in Sections 7.1, Sections 7.2(a)–(e), and Section 7.2(k) is satisfied in all respects.
          (n) Estoppel. Shareholder shall have executed and delivered an estoppel certificate in the form attached hereto as Exhibit N for each of the Real Property Leases for which Shareholder, or any of its Affiliates, is a landlord.
          (o) Syufy Real Property Lease Amendments. The Syufy Lease Amendments attached hereto as Exhibit J shall be in full force and effect as of the Closing and shall not have been amended.
          (p) Non-Competition and Non-Disclosure Agreement. The Non-Competition and Non-Disclosure Agreement shall be in full force and effect as of the Closing and shall not have been amended.
          (q) Severance Plan. The Company shall have approved and adopted a Severance Plan pursuant to Section 6.17 in the form attached as Exhibit I, and such Severance Plan shall be in full force and effect as of the Closing and shall not have been amended.
          (r) Bradshaw Property. The lease between Bradshaw Landing L.L.C., as landlord, and Century Theatres, Inc., as tenant, for lease of the certain premises located at The Landing, Sacramento, California, consisting of 37.46 acres located at the northwest quadrant of Highway 50 and Bradshaw, dated as of the date hereof, attached hereto as Exhibit O, shall be in full force and effect as of the Closing and shall not have been amended.
          (s) Profits and Losses Participation Agreement. The Winchester Agreement attached hereto as Exhibit K shall be in full force and effect as of the Closing and shall not have been amended.

          (t) CTH LLC Transactions. Prior to the Closing, (i) CTH LLC shall distribute all of the Shares to Shareholder, (ii) after such distribution, CTH LLC shall dissolve and liquidate and cease to exist, such that Shareholder shall, on the close of business on the day immediately prior to the Closing Date, own all of the Shares, and (iii) evidence of such transactions described in this Section shall be provided to Purchaser and Holdings.
          (u) Lease Consent Requests. The Company shall have submitted written requests to the applicable landlord requesting such landlord’s consent to the consummation of the Contemplated Transactions under the following Real Property Leases: (i) Northgate Lease; (ii) Aurora Lease; (iii) Sams Town Lease; and (iv) Southcoast Lease, and in each case evidence thereof reasonably satisfactory to Purchaser shall have been delivered by the Company to Purchaser.
          (v) Deliveries. The deliveries required pursuant to Section 2.3 shall have been delivered.
     Section 7.3 Additional Conditions to Obligations of the Company and Shareholder. The obligations of Shareholder to sell the Shares and the obligations of each of the Company, CTH LLC and Shareholder to consummate the other Contemplated Transactions shall be subject to the fulfillment as of the Closing of each of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Purchaser and Holdings contained in the Transaction Documents which are not qualified by materiality shall be true and correct in all material respects and those representations and warranties which are qualified as to materiality shall be true and correct in all respects, in each case at and as of the Closing Date, as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date)), and the Company and Shareholder shall have received a certificate to such effect signed by an executive officer of each of Purchaser and Holdings.
          (b) Agreements and Covenants. Each of Purchaser and Holdings shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it (except for any agreements or covenants that are qualified by a standard of materiality, which agreements or covenants Purchaser or Holdings shall have performed or complied with in all respects) on or prior to the Closing Date, and the Company and Shareholder shall have received a certificate to such effect signed by an executive officer of Purchaser and Holdings.
          (c) Contribution and Exchange Agreement; Holdings Stockholders Agreement; Holdings Registration Agreement. The Contribution and Exchange Agreement, the Holdings Stockholders Agreement and the Holdings Registration Agreement shall be in full force and effect as of the Closing.
          (d) Deliveries. The deliveries required pursuant to Section 2.4 shall have been delivered.

ARTICLE VIII
TERMINATION
Section 8.1 Termination.
          (a) This Agreement may be terminated at any time prior to the Closing:
               (i) By the mutual written consent of Shareholder, the Company, Purchaser and Holdings;
               (ii) Upon ten (10) days’ prior written notice, by either Shareholder and the Company, on the one hand, or Purchaser and Holdings, on the other hand, if the Closing shall not have occurred by the date which is 155 days following the date hereof; provided, that the right to terminate this Agreement under this Section 8.1(a)(ii) shall not be available to any Party that is in material breach of or default under this Agreement or whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
               (iii) Upon five (5) days’ prior written notice, by either Shareholder and the Company, on the one hand, or Purchaser and Holdings, on the other hand, in the event that any Governmental Authority shall have issued an order, decree or ruling restraining, enjoining or otherwise prohibiting the purchase and sale of the Shares and such order, decree or ruling shall have become final and non-appealable;
               (iv) Upon five (5) days’ prior written notice, by Purchaser or Holdings, if Purchaser delivers to the Company a written notice of objection to a supplement to the Company Disclosure Schedule or Shareholder Disclosure Schedule pursuant to Section 6.4;
               (v) by the Company or Shareholder if there has been a material breach by Holdings or Purchaser of the representations, warranties or covenants of Purchaser or Holdings set forth in this Agreement, or by Purchaser or Holdings if there has been a material breach by the Company, CTH LLC or Shareholder, as applicable, of the representations, warranties or covenants of the Company, CTH LLC or Shareholder set forth in this Agreement, and in the case of a breach of covenant if such breach shall not have been cured within 10 days after notice thereof has been delivered to the breaching Party (or in any event prior to the date of Closing);
               (vi) by Purchaser, if Purchaser shall have elected to terminate this Agreement pursuant to the last sentence of Section 6.3(d); and
               (vii) by Purchaser, at any time, if (A) on or before the 45th day following the date hereof, (1) the Existing Administrative Agent has not obtained written consent of the Required Lenders to the execution of this Agreement and the consummation of the transactions contemplated hereby and waiving any Default or Event of Default arising therefrom under the Credit Agreement and the other Loan Documents and (2) the Backstop Senior Credit Facilities have not been fully funded, or (B) the

Required Lenders or the Existing Administrative Agent shall have taken any action to accelerate the maturity of the advances or terminate or reduce the commitments under the Credit Facility, impose Default Interest under the Credit Facility or otherwise exercise any rights or remedies under the Credit Agreement or the other Loan Documents, or any such event shall have occurred automatically under the Credit Agreement or any other Loan Document, and the Backstop Senior Credit Facilities have not been fully funded within one (1) Business Day thereafter.
          (b) In the event of any termination pursuant to this Section 8.1:
               (i) Purchaser, on the one hand, and Shareholder, on the other hand, shall return, and each shall cause its respective Affiliates and Representatives to return, to the Company or Purchaser, as applicable, or destroy all documents and other material received from the Company, its Subsidiaries, CTH LLC, Shareholder, Purchaser or Holdings, as applicable, or any of their respective Representatives, relating to the Contemplated Transactions, whether so obtained before or after the execution hereof; and
               (ii) All confidential information received by the Company, CTH LLC, Shareholder and their respective Affiliates and Representatives or by Purchaser or Holdings, and their respective Affiliates and Representatives, as applicable, shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.
     Section 8.2 Effect of Termination. Each Party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect and there shall be no liability on the part of any Party except that (a) Section 8.1, this Section 8.2, and Article X shall survive any such termination and (b) if this Agreement is terminated by a Party because of the breach of this Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.
ARTICLE IX
INDEMNIFICATION
     Section 9.1 Survival of Representations and Warranties. The representations and warranties contained in the Transaction Documents shall survive the Closing as follows:
          (a) the representations and warranties in the first sentence of Section 3.1 (Organization), and in Section 3.2 (Authorization), Section 3.5 (Capitalization), Section 3.6 (Subsidiaries), Section 3.17(f) (Change of Control Payments), Section 3.21 (Affiliate Transactions), Section 3.23 (Brokers), Section 3.24 (Indebtedness), Section 4.1 (Title), Section 4.2 (Organization), Section 4.3 (Authorization), Section 4.5 (Brokers), Section 5.1 (Organization), and Section 5.2 (Authorization), and in the certificate required to be delivered by the Company and Shareholder pursuant to Section 7.2(a) with respect to the first sentence in Section 3.1, and Section 3.2, Section 3.5, Section 3.6, Section 3.17(f), Section 3.21, Section 3.23, Section 3.24, Section 4.1, Section 4.2, Section 4.3, and Section 4.5 and in the certificates required to be delivered by Purchaser and Holdings pursuant to Section 7.3(a) with respect to Section 5.1 and Section 5.2, shall survive indefinitely;
          (b) the representations and warranties set forth in Section 3.19 (Taxes), and in the certificate required to be delivered by the Company pursuant to Section 7.2(a) with respect to Section 3.19, shall not terminate until 60 days after the expiration of the applicable statute of limitations with respect to the liabilities in question (after giving effect to any extensions or waivers thereof); and
          (c) all other representations and warranties contained in the Transaction Documents, any Schedules or Exhibits thereto or in any certificate delivered by Purchaser or Holdings to the Company, on the one hand, or by the Company, CTH LLC or Shareholder to Purchaser, on the other hand, in connection with the Transaction Documents (including the certificate required to be delivered by the Company and Shareholder pursuant to Section 7.2(a) and the certificates required to be delivered by Purchaser and Holdings pursuant to Section 7.3(a)), shall terminate on the first anniversary of the Closing Date.
Except as provided in the following sentence, none of Purchaser, Holdings or Shareholder shall have any liability whatsoever with respect to any such representations and warranties after their respective termination date as set forth in this Section 9.1. Notwithstanding the foregoing, any representation or warranty in respect of which indemnity may be sought under Section 9.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 9.1 if written notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time (regardless of when the Losses in respect thereof may actually be incurred or finally determined) and shall in no event be affected by any investigation, inquiry or examination made for or on behalf of Purchaser or Holdings or the knowledge of any of Purchaser’s or Holdings’ respective officers, directors, shareholders, employees or agents or the acceptance by Purchaser or Holdings of any certificate or opinion hereunder.
     Section 9.2 Indemnification.
          (a) Subject to Section 9.5, after the Closing, Purchaser, Holdings, their respective Affiliates, the Company and its Subsidiaries and each of their respective officers, directors, employees, agents, representatives, Affiliates, successors and permitted assigns shall be indemnified and held harmless by Shareholder for any and all liabilities, losses, damages, debts, obligations, claims, costs or expenses, interest, awards, judgments, orders, fines and penalties (including reasonable attorneys’ fees and expenses) actually suffered or incurred by them (hereinafter a “Loss”), to the extent such Losses arise out of or result from:
               (i) the breach of any representation or warranty made by the Company, CTH LLC or Shareholder contained in this Agreement, any Schedules or

Exhibits hereto or in any certificate delivered by the Company, CTH LLC or Shareholder to Purchaser or Holdings hereunder;
               (ii) the breach of any covenant or agreement by the Company, CTH LLC or Shareholder contained in this Agreement;
               (iii) any 401(k) plan maintained or contributed to by Shareholder, CTH LLC, the Company, any of its Subsidiaries or any of their ERISA Affiliates prior to the Closing Date or with respect to which Shareholder, CTH LLC, the Company, any of its Subsidiaries or any of their ERISA Affiliates have any liability;
               (iv) any U.S. Benefit Plans and any employee benefit plan (as defined in Section 3(3) of ERISA) and any other benefit plan, program or arrangement of any kind maintained, sponsored or contributed to by the Company, its Subsidiaries and any of their ERISA Affiliates prior to the Closing Date or with respect to which the Company, its Subsidiaries or any of their ERISA Affiliates have any actual or potential liability;
               (v) the CTH LLC Transactions;
               (vi) the Northglenn Distribution; and
               (vii) any event of default under the Credit Agreement, the solicitation of any consent under the Credit Agreement and/or the refinancing of the Credit Agreement, in each case on or prior to the Closing, and any Seller Financing Expense not paid prior to Closing.
          (b) Subject to Section 9.5, after the Closing, Shareholder and each of its respective officers, directors, employees, agents, representatives, Affiliates, successors and permitted assigns shall be indemnified and held harmless by Purchaser and Holdings for any and all Losses arising out of or resulting from:
               (i) the breach of any representation or warranty made by Purchaser or Holdings contained in this Agreement (including the schedules and exhibits thereto and any certificates required to be delivered hereunder); or
               (ii) the breach of any covenant or agreement by Purchaser or Holdings contained in this Agreement.
          (c) Any Party seeking indemnification under this Section 9.2 (an “Indemnified Party”) shall promptly give the Party from whom indemnification is being sought (an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.
          (d) The obligations and liabilities of an Indemnifying Party under this Section 9.2 with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Section 9.2 (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within 10 calendar days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled, but not obligated, to assume and control the defense of such Third Party Claim at its expense if it gives notice of its intention to do so to the Indemnified Party within 20 calendar days of the receipt of such notice from the Indemnified Party (it being understood that the fees and expenses incurred by the Indemnified Party during such 20-day period shall be borne by the Indemnifying Party); provided, however, that if (i) there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party as its principal remedy; or (iv) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third Party Claim, then the Indemnifying Party shall not be entitled to assume the defense of such claim and the Indemnified Party shall be entitled to retain its own counsel, reasonably acceptable to Indemnifying Party, at the expense of the Indemnifying Party; provided further that, prior to the Indemnifying Party having the right to assume control of such defense, the Indemnifying Party shall first verify to the Indemnified Party in writing that such Indemnifying Party shall be fully responsible (with no reservation of any rights) for all liabilities and obligations relating to such claim for indemnification and that it shall provide full indemnification (without regard to any limitations on indemnification set forth herein) to the Indemnified Party with respect to such Third Party Claim. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. If the Indemnifying Party shall control the defense of any such Third Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief shall be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice. No Third Party Claim which is being defended in good faith by the Indemnifying Party in accordance with the terms of this Agreement shall be settled by the

Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.
     Section 9.3 Defense of Tax Claims.
          (a) Notwithstanding the foregoing terms of Section 9.2 to the contrary, in the event that any Governmental Authority informs Shareholder, on the one hand, or Purchaser, Holdings, the Company or any of the Subsidiaries, on the other hand, of any notice of a proposed audit or other dispute concerning an amount of Taxes with respect to which the other Party may incur liability hereunder, the Party so informed shall promptly notify the other Party of such matter. Such notice shall contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Governmental Authority with respect to such matter. If an Indemnified Party has actual knowledge of an asserted Tax liability with respect to a matter for which it may be indemnified hereunder and such Party fails to provide the Indemnifying Party prompt notice of such asserted Tax liability, then (i) if the Indemnifying Party is entirely foreclosed from contesting the asserted Tax liability solely as a result of the failure to give prompt notice, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party for Taxes or Losses arising out of such asserted Tax liability, and (ii) if the Indemnifying Party is not entirely foreclosed from contesting the asserted Tax liability, but such failure to provide prompt notice results in any incremental Losses or any incremental monetary detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise obligated to pay the Indemnified Party pursuant to this Agreement shall be reduced by the amount of such incremental detriment.
          (b) Shareholder shall control any audits, disputes, administrative, judicial or other proceedings related to Taxes (“Tax Claims”) (i) which relate to Income Taxes for periods ending on or prior to September 30, 2005, (ii) which relate to Non-Income Taxes for periods ending on or prior to May 25, 2006 or (iii) with respect to which Shareholder is required to indemnify Purchaser hereunder, and provided that, prior to accepting control of such Tax Claim, the Shareholder agrees in writing that they are required to indemnify Purchaser with respect to such Tax Claims. Purchaser or Holdings shall control any other Tax Claims. Subject to the preceding sentence, in the event that an adverse determination may result in each Party having a responsibility for any amount of Tax under this Article IX, each Party shall be entitled to fully participate in that portion of the proceeding relating to the Taxes for which it may incur liability hereunder. Purchaser or Holdings shall be entitled to participate in all Tax Claims at its expense and bear any incremental costs incurred as a result of its participation. For purposes of this Section 9.3(b), the term “participate” shall include (i) participation in conferences, meetings or Proceedings with any Governmental Authority, the subject matter of which includes an item for which such Party may have liability hereunder, (ii) participation in appearances before any court or tribunal, the subject matter of which includes an item for which a Party may have liability hereunder, and (iii) with respect to matters described in the preceding clauses (i) and (ii), participation in the submission and determination of the content of the documentation, protests, memoranda of fact and law, and briefs, and the conduct of oral arguments and presentations.
          (c) Shareholder and Purchaser or Holdings shall not agree to settle any Tax liability or compromise any claim with respect to Taxes which settlement or compromise would reasonably be expected to materially adversely affect the liability for Taxes hereunder (or right to Tax benefit) of the other Party, without such other Party’s consent, which consent shall not be unreasonably withheld or delayed.
     Section 9.4 Tax Treatment. Any payments under this Article IX shall be treated by the Parties hereto for federal, state and local income Tax purposes (whether foreign or domestic) as a non-taxable reimbursement or purchase price adjustment, except to the extent that a contrary treatment is required by applicable Law.
     Section 9.5 Limits on Indemnification. (a) No amount shall be payable by Shareholder pursuant to Section 9.2(a)(i) (other than with respect to the representations and warranties contained in the first sentence of Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.5 (Capitalization), Section 3.6 (Subsidiaries), Section 3.13(c) (Real Property), Section 3.17(f) (Change of Control Payments), Section 3.19 (Taxes), Section 3.21 (Affiliate Transactions), Section 3.23 (Brokers), Section 3.24 (Indebtedness), Section 4.1 (Title), Section 4.2 (Organization), Section 4.3 (Authorization), and Section 4.5 (Brokers), and in the certificate required to be delivered by the Company and Shareholder pursuant to Section 7.2(a) with respect to the first sentence in Section 3.1, and Section 3.2, Section 3.5, Section 3.6, Section 3.13(c), Section 3.17(f), Section 3.19, Section 3.21, Section 3.23 (Brokers), Section 3.24, Section 4.1, Section 4.2, Section 4.3, and Section 4.5 (collectively, the “Shareholder Fully Indemnified Representations”)) unless (i) the amount of Loss related to any individual item exceeds $50,000 (provided that such items shall be aggregated for the purposes of determining whether the Shareholder Deductible has been reached); and (ii) the aggregate amount of Losses indemnifiable by Shareholder under Section 9.2(a)(i) exceeds an amount (the “Shareholder Deductible”) equal to $5.25 million (and then only to the extent of such excess).
          (b) No amount shall be payable by Purchaser or Holdings pursuant to Section 9.2(a)(i) (other than with respect to the representations and warranties contained in Section 3.1 (Organization), Section 3.2 (Authorization) and Section 5.12 (Brokers), and in the certificate required to be delivered by Purchaser and Holdings pursuant to Section 7.2(a) with respect to Section 5.1, Section 5.2 and Section 5.12 (collectively, the “Purchaser Fully Indemnified Representations”)) unless (i) the amount of Loss related to any individual item exceeds $50,000 (provided that such items shall be aggregated for the purposes of determining whether the Purchaser Deductible has been reached); and (ii) the aggregate amount of Losses indemnifiable by Purchaser and Holdings under Section 9.2(a)(i) exceeds an amount (the “Purchaser Deductible”) equal to $750,000 (and then only to the extent of such excess).
          (c) Notwithstanding anything to the contrary contained in this Agreement, the maximum amount of aggregate indemnifiable Losses which may be recovered (i) from Shareholder under Section 9.2(a)(i) (other than with respect to the Shareholder Fully Indemnified Representations) shall be an amount equal to $52.5 million and (ii) from Purchaser or Holdings under Section 9.2(b)(i) (other than with respect to the Purchaser Fully Indemnified Representations) shall be an amount equal to $7.5 million.
          (d) Notwithstanding anything to the contrary contained herein, for purposes of determining whether there has been a breach of a representation or warranty and the amount of any Losses that are the subject matter of a claim for indemnification hereunder, the Deductible amount shall be the materiality standard for all purposes hereunder and, therefore, each representation, warranty and other provision contained in this Agreement and each certificate delivered pursuant hereto (other than in the case of the representation and warranty contained in Section 3.11(a)(ii) and in the certificate required to be delivered by the Company and Shareholder pursuant to Section 7.2(a) with respect to Section 3.11(a)(ii)) shall be read without regard and without giving effect to any materiality or Material Adverse Effect standard or qualification contained in such representation or warranty (as if such standard or qualification were deleted from such representation and warranty).
          (e) Notwithstanding anything to the contrary contained in this Agreement, no Party shall be liable to the other Party for any punitive or exemplary damages arising out of this Agreement; provided, however, that the foregoing shall not be construed to preclude recovery by the Indemnified Party in respect of Losses directly incurred from Third Party Claims or Tax Claims.
          (f) Notwithstanding anything to the contrary contained in this Agreement, no Indemnified Party shall be entitled to recover under any claim of indemnification pursuant to this Agreement to the extent such Indemnified Party has previously been indemnified for such claim under the Stock Contribution and Exchange Agreement.
          (g) The amount of the Indemnifying Party’s liability under this Agreement shall be net of any applicable insurance proceeds actually received by the Indemnified Party under the Company’s and/or Shareholder’s insurance policies in effect prior to the Closing.
     Section 9.6 Indemnification as Exclusive Remedy. Subject to the limitations set forth in this Article IX, (a) the indemnification provided in Section 9.2(a) shall be Purchaser’s and Holdings’ exclusive post-Closing monetary remedy for any breach by Shareholder, CTH LLC or the Company of any representation, warranty or covenant contained herein, and (b) the indemnification provided in Section 9.2(b) shall be Shareholder’s exclusive post-Closing monetary remedy available for any breach by Purchaser or Holdings of any representation, warranty or covenant contained herein, except in each case with regard to fraud. Notwithstanding the preceding sentence, each of the Parties acknowledges and agrees that the other Parties hereto would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties hereto agrees that the other Parties hereto shall be entitled to an injunction (without the posting of a bond) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof (including the indemnification provisions hereof) in any competent court having jurisdiction over the Parties, in addition to any other remedy to which they may be entitled at law or in equity.
     Section 9.7 Waiver, Release and Discharge.
          (a) Effective upon the Closing, each of Shareholder and CTH LLC hereby irrevocably waives, releases and discharges the Company and its Subsidiaries from any and all liabilities and obligations to Shareholder or CTH LLC arising from or based upon such Person’s status as a shareholder (including, without limitation, in respect of rights of contribution or indemnification), in each case, whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising hereunder or under any other agreement or understanding or otherwise at law or equity, and neither Shareholder nor CTH LLC shall seek to recover any amounts in connection therewith or thereunder from the Company or its Subsidiaries.
          (b) Each Party represents that such party has read Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.
          (c) Each of Shareholder and CTH LLC understands that Section 1542 gives such Party the right not to release existing claims of which such Party is not now aware, unless such Party voluntarily chooses to waive this right. Having been so apprised, each of Shareholder and CTH LLC voluntarily elects to and does waive the rights described in Section 1542 and elects to assume all risks for claims that existed in such Party’s favor, known or unknown, from the subject of this release.
ARTICLE X
MISCELLANEOUS
     Section 10.1 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Transaction Documents and the Confidentiality Agreement and the documents referred to herein and therein constitute the entire agreement among the Parties with respect to the subject matter hereof and no Party shall be liable or bound to any other Party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.
     Section 10.2 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware, without regard to the conflicts of laws provisions thereof. Any action, hearing, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement must be brought in the courts of the State of Delaware, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware. Each Party irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum. The Parties agree that any or all of them may file a copy of this Section 10.2 with any court as written evidence of the knowing, voluntary and bargained agreement between the Parties irrevocably to waive any objections to venue or to convenience of forum.
     Section 10.3 Waiver of Right to Jury Trial. PURCHASER, HOLDINGS, THE COMPANY, SHAREHOLDER, AND CTH LLC TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

     Section 10.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered by hand, mailed by registered or certified mail (return receipt requested), deposited with a reputable, established overnight courier service for delivery to the intended addressee against receipt, or sent by telecopy (confirmed by regular, first-class mail), to Shareholder and Purchaser at the following addresses (or at such other addresses for a Party as shall be specified by like notice) and shall be deemed given on the date on which such notice is received:

if to Shareholder:	Syufy Enterprises, LP
(or CTH LLC)	150 Pelican Way
San Rafael, CA 94901
Attention: Chief Executive Officer
Fax:

and a copy to:	Syufy Enterprises, LP
150 Pelican Way
San Rafael, CA 94901
Attention: General Counsel
Fax: 415-448-8475

and a copy
(which shall not
constitute notice) to:	Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Fax: 415-268-7522
Attention: John W. Campbell, Esq.

if to Purchaser:	Cinemark, Inc.
(or Holdings)	3900 Dallas Parkway, Suite 500
Plano, Texas 75093
Facsimile: (972) 665-1004
Attention: Chief Executive Officer

and

Madison Dearborn Capital Partners
Three First National Plaza, 38th Floor
Chicago, IL 60602
Fax: (312) 895-1056
Attention: Benjamin D. Chereskin
Vahe Dombalagian

and a copy
(which shall not

constitute notice) to:	Cinemark, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093
Facsimile: (972) 665-1004
Attention: Michael Cavalier

Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, IL 60601
Fax: (312) 861-2200
Attention: Edward T. Swan, P.C.
Michael D. Paley
     Section 10.5 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Neither the rights nor the obligations under this Agreement shall be assigned or delegated by operation of law or otherwise and any attempted assignment or delegation in violation of this provision shall be null and void; provided that each of Purchaser and Holdings shall have the right to assign all or any portion of their respective rights and obligations under this Agreement to (i) one or more wholly-owned subsidiaries of Purchaser or Holdings (including any subsidiary which may be organized subsequent to the date hereof), (ii) in connection with a merger or consolidation involving Purchaser or Holdings or other disposition of all or substantially all of their respective assets or any of the divisions of Purchaser or Holdings, or (iii) to any lender providing financing to Purchaser, Holdings or their respective Affiliates, for collateral security purposes, and any such lender may exercise all of the rights and remedies of Purchaser or Holdings hereunder, provided that no such assignment shall in any manner limit or impair Purchaser’s or Holdings’ obligations hereunder.
     Section 10.6 Confidentiality. This Agreement is not intended to supersede or replace the Confidentiality Agreement. The Confidentiality Agreement will survive the execution and delivery of this Agreement and remain in full force and effect in accordance with its terms and Purchaser will continue to be obligated to perform and comply with its obligations under the Confidentiality Agreement until the Closing, subject to Section 6.13. Upon the consummation of the Closing, the Parties hereto agree that the Confidentiality Agreement shall terminate and forthwith become null and void in all respects and cease to have any further effect.
     Section 10.7 Expenses. Except as otherwise expressly provided in this Agreement, irrespective of whether the Closing is effected, each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the other documents or agreements contemplated hereby; provided that if the Closing occurs, the Company shall pay, at the Closing, all of the Purchaser Expenses.
     Section 10.8 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

     Section 10.9 Amendments and Waivers. Subject to the provisions of Section 6.4, this Agreement may not be amended, supplemented or modified except by an agreement in writing signed by Shareholder and either of Purchaser or Holdings. No waiver shall be effective unless it is in writing and is signed by the Party asserted to have granted such waiver. Any amendment or waiver effected in accordance with this paragraph or Section 6.4 shall be binding upon the Parties hereto and each future holder of the Shares. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.
     Section 10.10 Severability. The provisions of this Agreement shall be deemed severable and if one or more provisions of this Agreement are held to be invalid or unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, unless such invalidity or enforceability after taking into account the mitigation contemplated by this Section 10.10 deprives a Party of a material benefit contemplated by the Agreement.
     Section 10.11 Interpretation. Unless otherwise indicated herein, with respect to any reference made in this Agreement to a Section, Article, Subsection, Paragraph, Subparagraph, Clause, Exhibit or Schedule, such reference shall be to a section, article, subsection, paragraph, subparagraph or clause of, or an exhibit or schedule to, this Agreement. Any article, section, subsection, paragraph or subparagraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “but (is/are) not limited to.” Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. Where specific language is used to clarify or illustrate by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict the construction of the general statement which is being clarified or illustrated. The Schedules and Exhibits identified in this Agreement, including the Company Disclosure Schedule and the Shareholder Disclosure Schedule, are incorporated herein by reference and made a part of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. The phrases “made available to the Purchaser” or “furnished to the Purchaser” or similar phrases as used in this Agreement mean that true and complete copies of the subject documents were posted to the “Project Oscar” data room at www.intralinks.com on or prior to, and remain accessible to the Purchaser on, the date that is two days prior to the date of this Agreement.
     Section 10.12 Corporate Securities Law. THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE SALE OF SUCH SECURITIES AND THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA

CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.
     Section 10.13 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Company, CTH LLC, Shareholder, Purchaser and Holdings and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Persons any rights or remedies hereunder.
     Section 10.14 Counterparts. This Agreement may be executed in two or more counterparts (by original or facsimile signature), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[signature pages follow]

     IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement as of the date first above written.

CENTURY THEATRES, INC.	CINEMARK USA, INC.

By:	By:
Name:	Name:
Title:	Title:

SYUFY ENTERPRISES, LP	CINEMARK HOLDINGS, INC.

By:	By:
Name:	Name:
Title:	Title:

CENTURY THEATRES HOLDINGS, LLC

By:
Name:
Title: